YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024, 2023 AND 2022

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

CONTENT

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YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Customs Collection and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Subsidiary Argentina LNG S.A.U.
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Subsidiary Sur Inversiones Energéticas S.A.U.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMOS	Associate VMOS S.A.
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

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YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book of Corporations 108, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book of Corporations 113, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars)

	Notes	2024	2023	2022
ASSETS
Non-current assets
Intangible assets	7	491	367	384
Property, plant and equipment	8	18,736	17,712	17,510
Right-of-use assets	9	743	631	541
Investments in associates and joint ventures	10	1,960	1,676	1,905
Deferred income tax assets, net	18	330	18	17
Other receivables	13	337	158	205
Trade receivables	14	1	31	6
Investments in financial assets	15	-	8	201

Total non-current assets		22,598	20,601	20,769

Current assets
Assets held for sale	11	1,537	-	-
Inventories	12	1,546	1,683	1,738
Contract assets	25	30	10	1
Other receivables	13	552	381	808
Trade receivables	14	1,620	973	1,504
Investments in financial assets	15	390	264	319
Cash and cash equivalents	16	1,118	1,123	773

Total current assets		6,793	4,434	5,143

TOTAL ASSETS		29,391	25,035	25,912

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,506	4,504	4,507
Retained earnings		7,146	4,445	5,947

Shareholders’ equity attributable to shareholders of the parent company		11,652	8,949	10,454

Non-controlling interest		218	102	98

TOTAL SHAREHOLDERS’ EQUITY		11,870	9,051	10,552

LIABILITIES
Non-current liabilities
Provisions	17	1,084	2,660	2,571
Contract liabilities	25	114	34	-
Deferred income tax liabilities, net	18	90	1,242	1,733
Income tax liability	18	2	4	26
Taxes payable	19	-	-	1
Salaries and social security	20	34	-	1
Lease liabilities	21	406	325	272
Loans	22	7,035	6,682	5,948
Other liabilities	23	74	112	19
Accounts payable	24	6	5	6

Total non-current liabilities		8,845	11,064	10,577

Current liabilities
Liabilities directly associated with assets held for sale	11	2,136	-	-
Provisions	17	116	181	199
Contract liabilities	25	73	69	77
Income tax liability	18	126	31	27
Taxes payable	19	247	139	173
Salaries and social security	20	412	210	297
Lease liabilities	21	370	341	294
Loans	22	1,907	1,508	1,140
Other liabilities	23	410	122	12
Accounts payable	24	2,879	2,319	2,564

Total current liabilities		8,676	4,920	4,783

TOTAL LIABILITIES		17,521	15,984	15,360

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,391	25,035	25,912

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

Net income	Notes	2024	2023	2022

Revenues	25	19,293	17,311	18,757
Costs	26	(13,910)	(13,853)	(13,684)

Gross profit		5,383	3,458	5,073

Selling expenses	27	(2,132)	(1,804)	(1,896)
Administrative expenses	27	(836)	(705)	(657)
Exploration expenses	27	(239)	(61)	(65)
Impairment of property, plant and equipment and inventories write-down	8-12	(87)	(2,288)	(123)
Other net operating results	28	(609)	152	150

Operating profit / (loss)		1,480	(1,248)	2,482

Income from equity interests in associates and joint ventures	10	396	94	446

Financial income	29	134	334	320
Financial costs	29	(1,169)	(1,149)	(988)
Other financial results	29	340	1,712	796

Net financial results	29	(695)	897	128

Net profit / (loss) before income tax		1,181	(257)	3,056

Income tax	18	1,212	(1,020)	(822)

Net profit / (loss) for the year		2,393	(1,277)	2,234

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(103)	(442)	(194)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		527	221	276

Other comprehensive income for the year		424	(221)	82

Total comprehensive income for the year		2,817	(1,498)	2,316

Net profit / (loss) for the year attributable to:
Shareholders of the parent company		2,348	(1,312)	2,228
Non-controlling interest		45	35	6
Other comprehensive income for the year attributable to:
Shareholders of the parent company		353	(190)	70
Non-controlling interest		71	(31)	12
Total comprehensive income for the year attributable to:
Shareholders of the parent company		2,701	(1,502)	2,298
Non-controlling interest		116	4	18
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	5.99	(3.35)	5.67

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars)

	2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	7	-	-	-	7
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	3	(3)	(5)	2	(2)	-	(5)
Reversal of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,922	11	3	(28)	(42)	640	4,506

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)		(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	7	-	7
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(5)	-	(5)
Reversal of reserves and absorption of accumulated losses (5)	-	(226)	(5,325)	(35)	-		5,586	-	-	-
Constitution of reserves (5)	-	-	4,236	36	-		(4,272)	-	-	-
Other comprehensive income	-	-	-	-	353		-	353	71	424
Net profit	-	-	-	-	-		2,348	2,348	45	2,393

Balance at the end of the fiscal year	787	-	4,236	36	(331)	(1)	2,418	11,652	218	11,870

(1)

Includes (1,976) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,645 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 70 restricted to the distribution of retained earnings. See Note 31.
(5)	As decided in the Shareholders’ Meeting on April 26, 2024.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (cont.)

(Amounts expressed in millions of United States dollars)

	2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	3
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	(4)	(4)	-	(2)	-	(6)
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net (loss) / profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,919	14	1	(30)	(40)	640	4,504

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	3	-	3
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(6)	-	(6)
Constitution of reserves (5)	-	226	5,325	35	-		(5,586)	-	-	-
Other comprehensive income	-	-	-	-	(190)		-	(190)	(31)	(221)
Net (loss) / profit	-	-	-	-	-		(1,312)	(1,312)	35	(1,277)

Balance at the end of the fiscal year	787	226	5,325	35	(684)	(1)	(1,244)	8,949	102	9,051

(1)

Includes (1,873) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,189 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 70 restricted to the distribution of retained earnings. See Note 31.
(5)	As decided in the Shareholders’ Meeting on April 28, 2023.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (cont.)

(Amounts expressed in millions of United States dollars)

	2022
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	2	5	(5)	(38)	640	4,535
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Repurchase of treasury shares	(19)	19	-	(28)	-	-	(28)
Settlement of share-based benefit plans	3	(3)	(5)	3	-	-	(2)
Absorption of accumulated losses (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,915	18	2	(30)	(38)	640	4,507

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(564)		3,426	8,184	80	8,264
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	2	-	2
Repurchase of treasury shares	-	-	-	-	-		-	(28)	-	(28)
Settlement of share-based benefit plans	-	-	-	-	-		-	(2)	-	(2)
Absorption of accumulated losses (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	70		-	70	12	82
Net profit	-	-	-	-	-		2,228	2,228	6	2,234

Balance at the end of the fiscal year	787	-	-	-	(494)	(1)	5,654	10,454	98	10,552

(1)

Includes (1,431) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 937 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 68 restricted to the distribution of retained earnings. See Note 31.
(5)	As decided in the Shareholders’ Meeting on April 29, 2022.

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars)

	2024	2023	2022
Cash flows from operating activities
Net profit / (loss)	2,393	(1,277)	2,234
Adjustments to reconcile net profit / (loss) to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(396)	(94)	(446)
Depreciation of property, plant and equipment	2,446	3,016	2,551
Amortization of intangible assets	43	37	43
Depreciation of right-of-use assets	270	220	214
Retirement of property, plant and equipment and intangible assets and consumption of materials	620	383	375
Charge on income tax	(1,212)	1,020	822
Net increase in provisions	748	426	139
Impairment of property, plant and equipment and inventories write-down	87	2,288	123
Effect of changes in exchange rates, interest and others	452	(692)	(73)
Share-based benefit plans	7	3	8
Result from sale of assets	(6)	-	-
Result from changes in fair value of assets held for sale	260	-	-
Other insurance income	(5)	-	-
Changes in assets and liabilities:
Trade receivables	(808)	(178)	(397)
Other receivables	(540)	(178)	(94)
Inventories	127	44	(232)
Accounts payable	702	736	600
Taxes payable	141	74	112
Salaries and social security	279	231	80
Other liabilities	219	66	(14)
Decrease in provisions due to payment/use	(171)	(491)	(159)
Contract assets	(23)	(12)	7
Contract liabilities	88	25	(29)
Dividends received	174	276	94
Proceeds from collection of profit loss insurance	-	-	1
Income tax payments	(26)	(10)	(266)

Net cash flows from operating activities (1) (2)	5,869	5,913	5,693

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,392)	(5,673)	(4,006)
Additions of assets held for sale	(269)	-	-
Contributions and acquisitions of interests in associates and joint ventures	-	(5)	(2)
Loans with related parties, net	-	-	(18)
Proceeds from sales of financial assets	229	583	643
Payments from purchase of financial assets	(255)	(337)	(740)
Interests received from financial assets	34	85	99
Proceeds from concessions, assignment agreements and sale of assets	142	15	8

Net cash flows used in investing activities	(5,511)	(5,332)	(4,016)

Financing activities: (3)
Payments of loans	(2,102)	(1,396)	(780)
Payments of interests	(707)	(623)	(543)
Proceeds from loans	2,967	2,667	402
Account overdrafts, net	(48)	(3)	71
Repurchase of treasury shares	-	-	(28)
Payments of leases	(400)	(359)	(341)
Payments of interests in relation to income tax	(3)	(8)	(8)

Net cash flows (used in) / from financing activities	(293)	278	(1,227)

Effect of changes in exchange rates on cash and cash equivalents	(70)	(509)	(288)

(Decrease) / Increase in cash and cash equivalents	(5)	350	162

Cash and cash equivalents at the beginning of the fiscal year	1,123	773	611
Cash and cash equivalents at the end of the fiscal year	1,118	1,123	773

(Decrease) / Increase in cash and cash equivalents	(5)	350	162

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 135, 193 and 175 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2024	2023	2022
Unpaid acquisitions of property, plant and equipment and intangible assets	486	434	488
Unpaid additions of assets held for sale	18	-	-
Hydrocarbon wells abandonment costs	169	507	268
Additions of right-of-use assets	444	404	306
Capitalization of depreciation of right-of-use assets	61	68	57
Capitalization of financial accretion for lease liabilities	10	13	14
Capitalization in associates and joint ventures	-	-	1

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

F - 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following table includes the main companies of the Group as of December 31, 2024:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A.	100%	Subsidiary

Downstream
OPESSA	Argentina	Gas stations	100%	Subsidiary
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
YPF Brasil (2)	Brazil	Commercialization of lubricants and derivatives	100%	Subsidiary
Profertil	Argentina	Production and commercialization of fertilizers	50%	Joint venture
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	50%	Joint venture
OLCLP	Argentina	Hydrocarbon transportation	85%	Joint venture
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
Oiltanking	Argentina	Hydrocarbon transportation	30%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	33.80%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate

Gas and Power
Metrogas (4)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS	Argentina	Generation of electric power	10.25%	Associate
YPF Gas	Argentina	Commercialization of natural gas	33.99%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary

(1)	Held directly and indirectly.
(2)	See Note 3 “Sale of equity participation in YPF Brasil” section.
(3)

On December 13, 2024, YPF, together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS. The main purpose of VMOS is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L. and Shell Compañía Argentina de Petróleo S.A. As of the date of issuance of these consolidated financial statements, Pluspetrol S.A. has exercised such option becoming a shareholder of VMOS.

(4)	See Note 36.c.3) “Note from ENARGAS related to YPF’s interest in Metrogas” section.

HORACIO DANIEL MARÍN President

F - 10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of December 31, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 5.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil (see Note 3 “Sale of equity participation in YPF Brasil” section). As of December 31, 2024, the Group decided not to renew the contracts related to the commercialization of aerokerosene in Chile in order to focus on operations exclusively in Argentina.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The consolidated financial statements of the Company for the fiscal year ended December 31, 2024 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31 of each year.

2.b) Material accounting policies

2.b.1) Basis of preparation and presentation

Functional currency

YPF’s functional currency is the U.S. dollar, which has been determined pursuant to the guidelines set out in IAS 21 “The effects of changes in foreign exchange rates”.

Transactions in currencies other than the functional currency of the Company are considered as transactions in foreign currency and are initially recognized in the functional currency using the exchange rate at the date of the transaction (or, for practical reasons, and when the exchange rate has not changed significantly, the average exchange rate of each month). At the end of each reporting period, or at the date of settlement: (i) monetary items in foreign currency are translated at the exchange rate on such date and the exchange differences arising from such translation are recognized in the “Net financial results” line item in the statement of comprehensive income for the period in which they arise; and (ii) non-monetary items in foreign currency which are measured in terms of its historical cost, as well as results, are valued in functional currency using the exchange rate at the date of the transaction.

The effects of translating the results and financial position of subsidiaries, associates and joint ventures with functional currency other than the U.S. dollar are recorded in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.

In the event of total or partial disposal of a subsidiary (resulting in loss of control), an associate or a joint venture whose functional currency is not the U.S. dollar, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity are reclassified to profit or loss for the period. In the event of partial disposal of a subsidiary not resulting in loss of control, the proportionate share of the accumulated translation differences is reclassified to the “non-controlling interest” account in the statement of changes in shareholders’ equity.

HORACIO DANIEL MARÍN President

F - 11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency

The information included in these consolidated financial statements is presented in U.S. dollars, which is the Company’s functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on March 6, 2025.

Financial information of subsidiaries, associates and joint ventures with a functional currency of a hyperinflationary economy

Under IAS 29 “Financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy have to be restated in terms of the measuring unit current (“inflation-adjusted currency”) at the end of the reporting period.

IAS 29 describes certain quantitative and qualitative factors to be considered to determine whether or not an economy is hyperinflationary. Based on such evaluation, it was concluded that the application of adjustment for inflation had to be resumed; and Law No. 27,468 published in the BO on December 4, 2018, established that annual, for interim and special periods financial statements closing on or after December 31, 2018, are to be filed with the CNV in inflation-adjusted currency, as set out in IAS 29.

Financial statements of subsidiaries with a functional currency of a hyperinflationary economy are restated in compliance with IAS 29 before they are included in the consolidated financial statements of their parent company whose functional currency is of a non-hyperinflationary economy (U.S. dollar in the case of YPF), without restating the comparative figures.

Subsequently, the results and financial position of such subsidiaries are translated into U.S. dollars at the exchange rate at the closing date of their financial statements. The effect of restatement of comparative figures, which are presented as amounts in inflation-adjusted currency in the financial statements of the previous fiscal year, and which are not adjusted to reflect subsequent variations in general levels of prices or exchange rates are recognized in the “Result from net monetary position in subsidiaries, associates and joint ventures” line under the “Other comprehensive income” line item in the statement of comprehensive income.

These criteria are also applied by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and, therefore, the entity no longer restates its financial statements according to IAS 29, it will use as historical costs the amounts restated to the inflation-adjusted currency at the date the entity ceased restating its financial statements.

Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities’ operating cycle.

Current assets and liabilities include assets and liabilities that are realized or settled in the 12-month period following the end of the reporting period. All other assets and liabilities are classified as non-current.

HORACIO DANIEL MARÍN President

F - 12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Accounting criteria

These consolidated financial statements have been prepared under the historical cost approach, considering for the “Property, plant and equipment” and “Intangible assets” line items the attributable cost approach adopted from the date of transition to IFRS (January 1, 2011), except for financial assets measured at fair value through profit or loss (see Note 2.b.7)).

Non-monetary assets and liabilities of subsidiaries with the peso as functional currency were restated to the closing currency.

Consolidation policies

The Group consolidates in the financial statements all subsidiaries over which it exercises control and eliminates intragroup balances and transactions, which are those between consolidated entities. The Group controls an entity when it is exposed to or is entitled to the variable returns arising from its interest in the entity and has the ability to affect those returns through its power over the entity, as defined in IFRS 10.

For the consolidation, the most recent financial statements available of the subsidiaries as of the end of each period are used, considering significant subsequent events and transactions and/or available management information and the transactions between YPF and the subsidiaries that would have produced changes in the equity of the latter. The issuance date of the most recent financial statements of certain companies of the Group may differ from the issuance date of those of YPF, mainly for administrative reasons. Additionally, the accounting principles and criteria used by these companies have been homogenized, where appropriate, with those used by YPF, with the aim of presenting the consolidated financial statements based on uniform measurement and presentation standards.

The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas (70%) and Y-TEC (51%). The Company concluded that there are no significant non-controlling interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”. The main subsidiaries are described in Note 10.

Joint operations

Interests in JA and other agreements defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JA and other agreements are described in Note 30.

2.b.2) Intangible assets

Intangible assets are measured using the cost model under IAS 38 “Intangible assets”, in which, after initial recognition, the asset is carried at its cost less amortization and any impairment loss.

The estimated useful life and the amortization method of each class of intangible asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).

The Group has no intangible assets with indefinite useful lives as of December 31, 2024, 2023 and 2022.

The main intangible assets of the Group are as follows:

Service concessions

The Group classifies hydrocarbon transportation concessions granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service concession arrangements” as intangible assets (see Note 36.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.

HORACIO DANIEL MARÍN President

F - 13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Since the issuance of Decree No. 115/2019, hydrocarbon transportation concessions granted after the publication of such decree are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 36.a.1)).

Exploration rights

Exploration rights represent the exclusive right to perform all the activities required for the search of hydrocarbons in the area defined in the exploration permit and during the terms specified in each bidding document by the enforcement authority, depending on the purpose of the exploration (conventional or unconventional). See Note 36.a.1).

The Group classifies exploration rights as intangible assets in compliance with IFRS 6 “Exploration for and evaluation of mineral resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.

Exploration costs (geological and geophysical expenses, maintenance costs and other costs relating to the exploration activity), excluding exploratory drilling costs that are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position (see Note 2.b.3)), are charged to net income in the statement of comprehensive income.

When the technical reliability and commercial viability of hydrocarbon field exploitation is demonstrable, these assets are reclassified to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Other intangible assets

The Group classifies as intangible assets mainly all acquisition costs of software licenses and development costs of computer applications. These assets are amortized using the straight-line method based on the estimated useful life of each type of asset, which is 5 years on average.

2.b.3) Property, plant and equipment

Property, plant and equipment are measured using the cost model under IAS 16 “Property, plant and equipment”, in which, after initial recognition, the asset is carried at its cost less any accumulated depreciation and any impairment losses. The initial cost of the asset comprises its cost of acquisition, construction and any other cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and, if appropriate, the estimate of hydrocarbon wells abandonment costs.

For assets requiring long-term construction to bring them to the conditions required for their use, borrowing costs related to third-party financing are capitalized until the asset is ready to be used, in accordance with the Group’s average debt rate.

Subsequent costs allowing to recover service capacity to achieve continued operation, extend the useful life and/or increase the production capacity of the assets are included in the carrying amount of the assets, or are recognized as a separate asset. Major overhauls are capitalized and depreciated by the straight-line method until the next major overhaul.

Repair, conservation and ordinary maintenance expenses are charged to net income in the statement of comprehensive income in the period in which they are incurred.

The recoverability of these assets is revised as set out in Note 2.b.5).

Any gain or loss arising from the disposal of an asset is charged to net income in the statement of comprehensive income in the period in which such asset is derecognized.

HORACIO DANIEL MARÍN President

F - 14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Oil and natural gas production activities

The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as “Exploration rights” of the “Intangible assets” line item in the statement of financial position.

Exploration costs, excluding costs associated with exploratory wells, are charged to net income in the statement of comprehensive income. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position until the existence of proved reserves justifying their commercial development is determined. If such reserves are not found, those drilling costs are charged to net income in the statement of comprehensive income. Occasionally, upon drilling completion, it may be determined that an exploratory well has reserves that cannot yet be classified as proved reserves. In such cases, the drilling cost of the exploratory well remains capitalized if the well has found a volume of reserves that justifies its development as a productive well, and if sufficient progress has been made in assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions is not met, the exploratory well cost is charged to net income in the statement of comprehensive income. In addition to the above, the exploratory activity involves, in many cases, the drilling of multiple wells in the course of several years in order to evaluate projects completely. Therefore, some exploratory wells may be subject to evaluation for prolonged periods, until a conclusion is reached concerning the wells and any additional exploratory activities required to evaluate and quantify the reserves related to each project. The detail of exploratory well costs in evaluation stage is described in Note 8.

Drilling costs of development wells and dry development wells, and installation costs associated with the development of oil and natural gas reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Depreciation methods and useful lives

The estimated useful life and the depreciation method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively.

Assets related to oil and natural gas production activities are depreciated as follows:

-

The capitalized costs related to productive activities are depreciated by field, on a unit-of-production method by applying the ratio of produced oil and natural gas to the proved and developed oil and gas reserves.

-

Capitalized costs related to acquisition of mining property and extension of concessions with proved reserves are depreciated by field, using the unit-of-production method, by applying the ratio of produced oil and natural gas to total proved oil and gas reserves.

Depreciations are adjusted based on changes in the estimates of proved oil and gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and gas reserves at least once a year. See Note 2.c) “Oil and gas reserves” section.

HORACIO DANIEL MARÍN President

F - 15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

All other assets not directly affected to oil and natural gas production are depreciated using the straight-line method calculated based on the estimated useful life of each class of asset, as described below:

Years of estimated useful life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from buildings or facilities that may be located on it, and as it is deemed to have an indefinite useful life, it is not subject to depreciation.

Costs related to hydrocarbon wells abandonment obligations

Costs related to hydrocarbon wells abandonment obligations are capitalized at discounted values along with their related assets and are depreciated using the unit-of-production method. In compensation, a liability is recognized for such concept at the same estimated value of the discounted payable amounts. Changes in the estimates of discounted payable amounts are made considering the current costs based on the best internal and external information available. Those changes are recognized pursuant to the guidelines set out in IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities”, which indicates that changes in liabilities will be added to or deducted from the cost of the asset corresponding to the current period, considering that, if the decrease in liabilities exceeds the carrying amount of the assets, such excess will be recognized in net income in the statement of comprehensive income.

2.b.4) Leases

As lessee, the Group recognizes, measures and discloses lease liabilities and right-of-use assets in compliance with IFRS 16 “Leases”. The definition of lease is mainly related to the concept of control. In accordance with IFRS 16, the Group distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: (i) obtain substantially all of the economic benefits from the use of the asset, and ii) direct the use of the asset.

Lease liabilities are measured as the aggregate amount of future lease payments discounted at the lessee’s incremental borrowing rate (“discount rate”) at the date of initial recognition of each contract. Subsequently, the Group recalculates the lease liabilities to reflect any lease revision or modification or any revision of the so-called “in-substance” fixed payments, applying, if applicable, a revised discount rate.

Right-of-use assets are measured using the cost model under IAS 16 (see Note 2.b.3)) and are initially recognized as the sum equal to the initial measurement of the lease liability considering prepayments net of lease incentives, initial direct costs and estimated dismantling and restoration costs. Right-of-use assets are depreciated using the straight-line method based on the term of the lease established in each contract, unless the useful life of the underlying asset is shorter or if there is another more representative basis.

The recoverability of right-of-use assets is revised as set out in Note 2.b.5).

The Group continues to recognize short-term leases and leases of low-value underlying assets as expenses in net income in the statement of comprehensive income in accordance with the option specified under IFRS 16, except for those that are capitalized. Variable lease payments related to the underlying asset performance and/or use of asset are recognized in net income in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

F - 16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.5) Impairment of property, plant and equipment, intangible assets and right-of-use assets

At the closing date of each period, the Group reviews if there is any indication that these assets may have suffered impairment loss or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the asset is estimated. To such effect, the Group compares their carrying amount with their recoverable amount.

Such assets are grouped into CGUs, the smallest identifiable group of assets generating cash inflows or cash flows independent from those generated by other assets or groups of assets, taking into account regulatory, economic, operational, and commercial conditions.

The assets of the Group’s main CGUs are grouped into: (i) CGUs separated by basins if they correspond to assets of fields with reserves primarily of gas; (ii) a single CGU if they correspond to assets of fields with reserves primarily of oil; and (iii) a single CGU if they correspond to assets affected to oil refining, production of petrochemical products and their commercialization. Changes in regulatory, economic, operating and commercial conditions may alter the grouping of assets into CGUs. A different grouping of assets may result in different estimates of the recoverable amounts of those assets, and, therefore, generate losses or recoveries of additional impairment losses.

If the carrying amount exceeds the recoverable amount of a CGU, an impairment loss is recognized for such excess in value in operating profit or loss in the statement of comprehensive income. Impairment losses are distributed among the CGU’s assets pro rata to their carrying amounts, which are taken into account to calculate depreciation or amortization.

The reversal of an impairment loss is recognized in operating profit or loss in the statement of comprehensive income. To such effect, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so that this new amount does not exceed the carrying amount without considering the impairment loss recognized in previous periods.

In compliance with IFRS 6, the recoverability of exploration rights recognized in the “Intangible assets” line item in the statement of financial position is assessed separately, if any events of circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position when their technical reliability and commercial viability are demonstrable.

Measuring the recoverable amount

The recoverable amount for each CGU is determined as the higher of (i) its fair value less costs of disposal, i.e. the price that would be received in an orderly transaction between market participants to sell the asset, less the costs of disposal of such assets, if such value is available, reasonably reliable and based on recent negotiations with potential buyers or similar transactions, and (ii) its value in use, i.e. the projections of cash flows generated by the exploitation of the assets, based on the best estimates of income and expenses available in relation to the economic conditions that will prevail during the remaining useful life of the assets, using past results and forecasts of business evolution and market development, discounted at a rate that reflects the weighted average cost of the capital employed.

In calculating value in use, the prices for the purchase and sale of hydrocarbons, refined products and petrochemical products, the current regulations and estimates of capital expenditure standout among the most sensitive aspects included in cash flow projections of the main CGUs. The assessment of the particular and variable circumstances used in cash flow projections requires the use of estimates (see Note 2.c)).

2.b.6) Investments in associates and joint ventures

Associates and joint ventures are accounted for using the equity method (see Note 10).

HORACIO DANIEL MARÍN President

F - 17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income. Additionally, its carrying amount increases or decreases to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.

Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations (see Note 2.b.1) “Joint operations” section) when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement.

Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.

Investments in associates and joint ventures have been valued based on the most recent financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter. See Note 2.b.1) “Consolidation policies” section.

Interest in companies with negative equity are presented under the “Other liabilities” line item in the statement of financial position.

At the closing date of each period, the Group reviews if there is any indication that these investments may have suffered an impairment in value or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the investment is estimated. In the event of recognition of impairment in value or recovery of an impairment loss recognized in previous periods, it is recognized in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income.

2.b.7) Financial instruments

The Group’s classification of financial assets is determined by the business model for the management of such assets and the characteristics of contractual cash flows.

A financial asset is measured at amortized cost if the following conditions are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms establish payments, on specific dates, solely of principal and interest. These financial assets are initially recognized at fair value plus costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Profit or loss arising from derecognition, modifications, reclassifications at fair value through profit or loss, impairment in value, or from applying the effective interest rate are recognized in the “Net financial results” line item in the statement of comprehensive income.

If a financial asset fails to meet any of the above conditions to be measured at amortized cost, it is measured at fair value through profit or loss. These financial assets are initially recognized at fair value and the costs of the transaction incurred are recognized as expenses in net income in the statement of comprehensive income. Changes in the fair value and results from the sale of these assets are recognized in the “Net financial results” line item in the statement of comprehensive income.

The purchase and sale of financial assets are recognized at the date in which the Group undertakes to purchase or sell those assets. The Group reclassifies financial assets only when the business model used to manage such assets changes.

Financial liabilities are initially recognized at fair value less costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method. Interest on debt instruments is recognized in the “Net financial results” line item in the statement of comprehensive income, except for interest that is capitalized.

HORACIO DANIEL MARÍN President

F - 18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In general, the Group uses the transaction price to determine the fair value of a financial instrument on initial recognition.

Impairment of financial assets

The Group evaluates the impairment of its financial assets measured at amortized cost using the expected credit loss model, recognizing in profit or loss for the period the amount of change in the expected credit losses during the lifetime of the financial asset, as an impairment gain or loss in the “Provision for doubtful receivables” account in operating profit or loss in the statement of comprehensive income, and applying the simplified approach allowed under IFRS 9 “Financial instruments” for receivables.

Under IFRS 9, expected credit losses are estimated by preparing a matrix based on maturity tranches, grouping the financial assets by type of customer: (i) related parties; (ii) public sector; and (iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as: (i) payment defaults; (ii) existence of guarantees; and (iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected credit loss rate is assigned, which is calculated on the basis of the historical payment performance adjusted to current economic conditions and forecasts of future economic conditions.

Derecognition and offsetting

Financial assets are derecognized when the rights to receive cash flows from such investments and the risks and benefits related to their ownership have expired or have been transferred.

Financial liabilities are derecognized when they have extinguished, i.e. when the obligation has been paid or cancelled, or has expired. In addition, the Group will account for an exchange of financial instruments with substantially different terms as an extinguishment of the original financial liability, recognizing a new financial liability. Similarly, the Group will account for a substantial modification in the current terms of a financial liability as an extinguishment of the financial liability and the recognition of a new financial liability.

Financial assets and liabilities offset each other when there is a legally enforceable right to set off such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

2.b.8) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes costs of purchase (less trade discounts, rebates and other similar items), costs of conversion, and other costs which have been incurred in bringing the inventories to their present location and condition for their sale according to the nature of the asset. The net realizable value is the estimated selling price in the ordinary course of business less costs to sell.

In the case of refined products, costs are allocated in proportion to the selling price of such products (isomargin method) due to the difficulty of recognizing the production costs for each product on an individual basis.

The Group assesses the net realizable value of inventories at the end of each period, charging the corresponding value adjustment to net income in the statement of comprehensive income when it exceeds their net realizable value, and reversing such adjustment when the circumstances that caused it change.

2.b.9) Cash and cash equivalents

In the statement of cash flows, cash and cash equivalents include cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months. They do not include account overdrafts, which are presented as loans.

HORACIO DANIEL MARÍN President

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.10) Shareholder’s equity

The “Capital” and “Treasury shares” accounts are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account.

When the Company buys its own shares to comply with equity-settled share-based benefit plans, the cost incurred is presented in the “Acquisition cost of treasury shares” account. The difference between such cost incurred and the amount accrued from share-based benefit plans presented in the “Share-based benefit plans” account, is presented in the “Share trading premium” account (see Notes 31 and 38).

2.b.11) Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 38. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based payments”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective share-based benefit plan.

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognized in the statement of comprehensive income.

2.b.12) Revenues

Revenues from contracts with customers

Under IFRS 15 “Revenues from contracts with customers”, the Group identifies the main contracts with customers (see Note 25) and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.

HORACIO DANIEL MARÍN President

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In contracts related to the sale of goods, revenue is recognized when control of the goods is transferred to the end customer, which occurs when the physical possession of the goods is transferred at the point of delivery based on the contractual terms of the agreements. When the performance obligation is satisfied at a given point in time, the Group recognizes as revenue the transaction price, which is the amount of consideration to which it expects to be entitled in exchange for those goods based on the selling price of each good.

Service contracts and construction contracts establish performance obligations that are satisfied over time. In the case of service contracts, revenue is recognized as the services are effectively provided and in accordance with the contractual terms of the agreements. In the case of construction contracts, revenue is recognized by measuring the degree of progress towards complete satisfaction, where such satisfaction may be reliably measured using the input method as the most appropriate method based on the contractual terms of the agreements and considering the final estimated margin of each project and its degree of progress by the end of the period.

Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down into the following categories: (i) type of good or service; (ii) sales channels; and (iii) target market, according to the reported business segments (see Notes 5 and 25).

Income from National Government incentive programs

Under IAS 20 “Accounting for government grants and disclosure of government assistance”, grants awarded by the National Government are recognized at fair value when there is reasonable assurance that the grants will be received and that the conditions attached to the grant will be complied with.

Income from National Government grants are disclosed in the “National Government incentives” line under the “Revenues” line item in the statement of comprehensive income.

In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 36 and 37.

2.b.13) Non-current assets held for sale

Non-current assets (or disposal group) are classified as held for sale if their carrying amount will be recovered through a sale or disposal transaction rather than through continued use. This condition is considered fulfilled only when the sale or disposal transaction is highly probable and the non-current asset (or disposal group) is available for immediate sale in its current condition. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

As provided for in IFRS 5 “Non-current assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company´s Management must be committed to a plan to sell the asset (or disposal group) and an active program to find a buyer and complete such plan must have been actively initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its fair value less costs to sell. In addition, the sale transaction should also be expected to meet the conditions to be recognized as a completed sale within 1 year from the date of classification, with the exceptions permitted by IFRS 5, and the activities required to complete the sale plan should indicate that significant changes to the sale plan are unlikely to be made or that it will be cancelled.

An extension of the period required to complete a sale does not prevent an asset (or disposal group) from being classified as held for sale, if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

HORACIO DANIEL MARÍN President

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Non-current assets (or disposal group) classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell. Immediately prior to the classification of a non-current asset (or disposal group) as held for sale, the carrying amount of the non-current asset (or disposal group) is measured in accordance with applicable IFRS, including IAS 36 “Impairment of assets”. The Group recognizes an impairment loss of the asset (or disposal group) up to fair value less costs to sell. The Group recognizes a gain for any subsequent increase arising from the measurement of fair value less costs to sell of an asset (or disposal group), but not in excess of any accumulated impairment loss previously recognized. A gain or loss not previously recognized on the date of sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

The Group shall not depreciate or amortize non-current assets (or disposal group) while classified as held for sale. However, interest and other expenses attributable to liabilities associated with non-current assets (or disposal group) classified as held for sale shall continue to be recognized in the statement of comprehensive income.

The Group considers that an impairment loss indicator exists under IAS 36 when a non-current asset (or disposal group) meets all the requirements of IFRS 5 to be classified as held for sale prior to the approval of the issuance of the financial statements (but not at the end of the reporting period), and the carrying amount of such non-current asset (or disposal group) exceeds its fair value less costs of disposal. In this case, the Group is required to perform an impairment review of such non-current asset (or disposal group) separately from its CGU and, if necessary, an impairment loss is recognized in accordance with IAS 36.

2.b.14) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2024 and which have been adopted by the Group, if applicable

Amendments to IAS 1 - Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 “Presentation of financial statements” in relation to the classification of liabilities into current and non-current, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.

The amendments clarify that liabilities classification in current and non-current:

-

Must be based on existing rights at the end of the reporting period to defer settlement by at least 12 months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability.

-	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

-	That settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.

Amendments to IFRS 16 - Leases

In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.

HORACIO DANIEL MARÍN President

F - 22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Pursuant to this amendment to IFRS 16, a seller-lessee is required to measure lease liabilities arising from a sale and leaseback transaction without recognizing a gain or loss for the right-of-use it retains and is not prevented from recognizing a gain or loss for the total or partial termination of the lease.

The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.

Amendments to IAS 1 - Non-current liabilities with covenants

On October 2022, the IASB issued amendments to IAS 1 in relation to the classification of non-current liabilities with covenants, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.

The amendments clarify that the classification of loans agreements with covenants as non-current liabilities may be affected when an entity is required to comply with such covenants on or before the date of the reporting period, even if the covenant is evaluated later.

In addition, certain additional requirements are incorporated related to the disclosure of information in notes, as this will allow users of financial statements to understand the risk that non-current liabilities might fall due in the 12 months following the reporting period.

The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.

Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of cash flows” and IFRS 7 “Financial instruments: Disclosures” related to supplier finance arrangements, which are applicable to fiscal years beginning on or after January 1, 2024.

These amendments introduce new disclosure requirements of qualitative and quantitative information in the annual financial statements related to the mentioned supplier finance arrangements, such as contractual terms, carrying amounts of financial liabilities, settlements made and/or maturity dates, among others. The amendments do not require comparative information disclosure.

The adoption of these amendments has not had any effects on the Group’s consolidated financial statements.

•	Standards and interpretations, the application of which is not mandatory as of the closing date of these consolidated financial statements and which have not been adopted by the Group

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the earlier application of the IFRS and/or their amendments will not be allowed for issuers filing financial statements with the CNV, unless specifically allowed by such agency. In this sense, the Group did not apply these IFRS and/or its modifications in advance.

Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled entity, the extent of the profit or loss to be recognized in the financial statements depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3 “Business combinations”. In December 2015, the IASB indefinitely postponed the application of such modifications.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for reporting periods beginning on or after January 1, 2025.

HORACIO DANIEL MARÍN President

F - 23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

These amendments eliminate the applicable methodology described in IAS 21 where there was a temporary lack of exchangeability between two currencies, and introduce the definition of exchangeability between currencies and an analysis approach that requires each entity to identify whether a currency is exchangeable into another currency for each specific purpose for which such currency would be obtained following a series of parameters, such as an assessment of whether the currency is obtained within an ordinary administrative period, the ability to obtain said currency, among others. Once the absence of exchangeability between two currencies has been identified, the exchange rate should be estimated to represent that which would be obtained in an orderly transaction between market participants and which reflects economic conditions. These amendments do not specify a methodology for estimating the exchange rate to be used, which must be developed by each entity.

Additionally, these amendments incorporate disclosure requirements such as a description of the restrictions giving rise to the absence of exchangeability, a qualitative and quantitative description of the transactions involved, the types of exchange rates used and their estimation method, a description of the risks to which the entity is exposed due to the absence of exchangeability, among others.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of implementing these amendments.

IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be distinguished into 2 main groups:

-

To group income and expenses into 3 defined categories: (i) operating; (ii) financing; and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

In the event of including performance measures defined by management, the entity must disclose the reason why said measures are useful to users of financial statements, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18, which it anticipates will be significant with respect to disclosures and changes of presentation in the financial statements.

Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.

-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

HORACIO DANIEL MARÍN President

F - 24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

Annual Improvements to IFRS - Volume 11

In July 2024, the IASB issued the Volume 11 of the cycle of annual improvements which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting standard	Subject of amendment
IFRS 1 “First-time adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing IFRS 7	Disclosure of deferred difference between fair value and transaction price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a “de facto agent”
IAS 7	Cost method

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing nature-dependent electricity

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to nature-dependent electricity contracts, which are applicable for periods beginning on or after January 1, 2026:

-

Clarify the application of the “own-use” requirements: The amendments allow an entity to apply the “own-use” exemption in such contracts, usually long-term contracts, if the entity has been, and expects to be, a net-purchaser of electricity for the contract period. The “own-use” exemption relieves an entity from measuring such contracts at fair value through profit or loss.

-

Permit hedge accounting if these contracts are used as hedge instruments: Contracts that do not meet the “own-use” exemption are accounted for as derivatives and measured at fair value through profit or loss.

-	Add new disclosure requirements that allow investors to understand the effect of these contracts on the entity’s financial performance and cash flows.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

IFRS 19 “Subsidiaries without public accountability: Disclosures”

In May 2024, the IASB issued IFRS 19 which has not been described as it is not applicable to the Group’s consolidated financial statements.

HORACIO DANIEL MARÍN President

F - 25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these consolidated financial statements are described below:

Oil and gas reserves

The process of estimating oil and gas reserves is complex and is an integral part of the Group’s decision-making process. It requires significant judgments and estimates based on available oil and gas reserves that are estimated using geological, geophysical, engineering and economic data, which implies a degree of uncertainty and depends on certain factors, assumptions and variables used in such estimation, some of which are beyond the control of the Group. The expected economically recoverable oil and gas reserves and resources have been estimated by qualified internal professionals based on accepted practices in the oil and gas industry.

The Group makes estimates and assumptions related to proved oil and gas reserves in accordance with the rules and regulations set out in Rule 4-10 (a) of Regulation S-X of the SEC for the oil and gas industry, which are used for the calculation of depreciations. These proved oil and gas reserves have been estimated by qualified internal professionals and audited by DeGolyer and MacNaughton. See Note 2.b.3) “ Depreciation methods and useful lives “ section.

In addition, as of December 31, 2024, the Group makes reserves and resources estimates within the framework of the Petroleum Resources Management System (“PRMS”). These estimates are consistent with the Company’s management plans with focus on activities and investments in unconventional fields, which considers that one of the drivers on which the YPF’s strategy is based. DeGolyer and MacNaughton Corp. (“DeGolyer and MacNaughton”), an independent international oil and gas consulting firm, has evaluated YPF’s estimated economically recoverable oil and gas reserves and resources under PRMS, and the results of this assessment do not differ significantly from YPF’s estimates. Such estimates incorporate several factors and assumptions including, but no limited to, expected reservoir performance based on geological, geophysical, and engineering assessments; future production volumes based on historical performance and expected future operating and investment activities; oil and gas future prices and quality differentials; and future development and operating costs.

The Company’s Management believes these factors and assumptions are reasonable based on the information available at the time of preparing our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

This estimated volume of oil and gas reserves and resources, which is directly associated with projects, investments and business plans, is used to assess the recoverability of Upstream assets and reflects the reserves and resources that the Group currently intends to develop based on the YPF management’s best estimates of future production volumes .See Notes 2.b.5) and 2.c) “ Provision for Impairment of property, plant and equipment, intangible assets and right-of-use assets” section.

Provisions

The Group’s legal or assumed obligations are recognized, measured and disclosed in compliance with IAS 37 “Provisions, contingent liabilities and contingent assets”. Provisions include both obligations whose occurrence do not depend on future events (as the provision for environmental liabilities and the provision for hydrocarbon wells abandonment obligations), as well as obligations whose fulfillment depend on the occurrence of a future event that is beyond the Group’s control (as the provision for lawsuits and contingencies).

HORACIO DANIEL MARÍN President

F - 26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Except for the provision for hydrocarbon wells abandonment obligations and the provision for environmental liabilities whose disbursement dates are estimated on the basis of work plans, the non-current provision for lawsuits and contingencies, given the nature of the items included, it is not possible to reasonably estimate a specific schedule for the respective disbursement dates.

In relation to the provision for lawsuits and contingencies, the final outcome of complaints, claims and litigation, as well as the category assigned by the Group to a given matter may differ, since estimates are based on the interpretation of rules, contracts, opinions and assessments of the amount of damages. Therefore, any change in the circumstances related to this type of contingencies and the strategy defined in each case might have a significant effect on the provision recognized for lawsuits and contingencies or the category assigned by the Group.

In relation to the provision for environmental liabilities, the Group is subject to several environmental protection laws and regulations imposing penalties for pollution cleanup costs and environmental damages resulting from its operations. The Company believes that the Group’s operations substantially comply with the laws and regulations currently in force relating to environmental protection, as they have been historically interpreted and applied. However, the Company regularly conducts studies in order to gain deeper knowledge of the environmental damage of certain geographic areas where the Group operates, in order to establish their status and any necessary remediation. Until such studies are completed and assessed, the Group cannot estimate the additional costs that will need to be incurred, if any.

In relation to the provision for hydrocarbon wells abandonment obligations, considering the number of wells not yet abandoned, as well as the complexity with respect to several geographic areas where the wells are located, current costs incurred for hydrocarbon wells abandonment are used for estimating future costs, which constitute the best estimate for the provision for hydrocarbon wells abandonment obligations. Changes in laws or regulations related to the abandonment of hydrocarbon wells, in costs, in the useful lives of hydrocarbon wells, in discount rates and/or in the applied technologies have an effect on the reassessment of these estimates. The accounting policies applied to the provision for hydrocarbon wells abandonment obligations are described in Note 2.b.3).

The Group cannot anticipate the legislation or regulations that will be enacted in the future or how future regulations will be administered, which, like the studies in progress, could materially affect the results of operations in the long term.

In relation to certain provisions, contingent liabilities and contingent assets, the Group, in accordance with the exemption contemplated under IAS 37, has decided not to disclose certain critical information that could seriously adversely affect the Group in third-party claims.

Income tax and deferred taxes

The income tax expense for the fiscal year includes both current and deferred income tax expenses, which are determined and disclosed in compliance with IAS 12. The Group regularly assesses the positions taken in tax returns regarding situations in which tax regulations are subject to interpretations and makes provisions where appropriate based on the amounts expected to be paid to tax authorities.

Income tax expense is calculated based on the tax laws enacted or substantially enacted by the end of each period in the countries where the Group operates and generates taxable income. In addition, other factors are considered, such as the evaluation of the options established by such laws and their regulations, the interpretations associated with tax treatments for transactions and/or events not expressly provided for under current tax laws, analyzing if the tax authority might accept an uncertain tax treatment, and estimates related to the timing and realization of deferred taxes, such as the expected effective tax rate at such date.

HORACIO DANIEL MARÍN President

F - 27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The application of tax laws in Argentina requires interpretation and, consequently, involves the application of judgement and is open to challenge by the relevant tax authorities, creating uncertainty. Uncertainty about income tax treatments is established in accordance with IFRIC 23 “Uncertainty regarding income tax treatments” based on an assessment of the range of likely tax outcomes and reflecting the strength of technical arguments. In this regard, an assessment is made as to whether it is appropriate to consider the uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of the uncertainty and then assesses whether it is probable that the relevant tax authority will accept the tax treatment or succeed in the ultimate applicable legal instance. Otherwise, if the Group concludes it is not probable that the authority will accept an uncertain tax treatment it reflects the effect of the uncertainty by recording the uncertain tax treatment on the basis of the most likely amount or expected value method, depending on which method the Group expects to better predict the resolution of the uncertainty. In making this assessment, the Group utilizes tax knowledge and expertise from qualified internal professionals and takes into consideration tax advice from external advisors.

Deferred tax assets recognize tax loss carryforwards to the extent their offsetting through future taxable income is probable. In assessing the recognition of deferred tax assets, the Group considers the anticipated reversal of deferred tax liabilities, projections of future taxable income and tax planning strategies. Assumptions regarding the generation of future taxable income depend on the Group’s estimates of future cash flows. To the extent future cash flows and taxable income differ significantly from the estimates, the Group’s capacity to realize the recorded net deferred tax assets might be affected.

Also, changes in tax regulations and/or their interpretations may affect such estimates. See Note 18.

Provision for impairment of property, plant and equipment, intangible assets and right-of-use assets

The main guidelines used in estimating the recoverable amount of property, plant and equipment, intangible assets and right-of-use assets are described in Note 2.b.5).

Measuring the recoverable amount of an asset involves the Group’s estimates on uncertain issues, such as inflation and deflation effects on costs, the discount rate, the volume of reserves, the distribution over time of production levels associated with such reserves and future prices of products, including the outlooks on supply and demand conditions in the local and international markets for oil, natural gas and refined products, which affect selling prices considered in cash flow projections. The Group’s estimates are subject to changes as new information becomes available.

As regards measurement of CGUs that group assets of fields with oil and gas reserves, cash flow projections are used covering the economically productive life of the fields, limited in most cases by the termination of exploitation concessions, agreements or investment contracts. Cash flow projections are determined using the Group’s best estimate of oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, among other factors. The estimates of reserves and resources used in cash flow projections for the calculation of value in use reflect the reserves and resources that the Group expects to develop. In addition, the estimated future cash flow projections include a portion of unproved reserves and resources based on the specific risks of the CGUs. The recoverable amount of CGUs that group assets of fields with oil and gas reserves is determined using a combination of inputs including proved reserves, a certain volume of unproved reserves, a certain volume of contingent resources, and production volumes. See Note 2.c) “Oil and gas reserves” section.

Cash flow projections of CGUs that group assets other than those mentioned in the previous paragraph are estimated based, among other things, on the expected evolution of sales, unit contribution margins, fixed costs, variable costs and investment levels, in line with the outlooks contemplated in business plans and taking into account the current status of each group of assets. Likewise, cash flow projections until the end of an asset’s useful life are estimated by extrapolating cash flow projections based on budgets or forecasts, using the appropriate discount rates.

The prices considered in cash flow projections are based on a combination of projections available in the markets where the Group operates and taking into account the specific circumstances that could affect the different products commercialized by the Group. In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indication (or reversal of an impairment loss). Impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are within the range of price forecasts published by third-party experts of the oil and gas industry and government agencies. Natural gas prices correspond to the average weighted price per basin and sales channel, determined according to current contracts and regulations and the market supply and demand forecast.

HORACIO DANIEL MARÍN President

F - 28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative Information

Amounts and other information corresponding to the fiscal years ended December 31, 2023 and 2022 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2023. Likewise, changes have been made to the comparative figures in Notes 5 and 25 as mentioned in Note 5.

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance, and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers. The comparative information for fiscal years ended December 31, 2023 and 2022 has been restated. “Financial income” in the statement of comprehensive income decreased by 4,155 and 1,868, for fiscal years ended December 31, 2023 and 2022, respectively; “Financial costs” in the statement of comprehensive income decreased by 2,830 and 1,327, for fiscal years ended December 31, 2023 and 2022, respectively; and “Other financial results” in the statement of comprehensive income increased by 1,325 and 541, for fiscal years ended December 31, 2023 and 2022, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, net financial results and net income.

3.	ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took effect during the years ended December 31, 2024, 2023 y 2022 are described below:

Dissolution of the companies YPF Holdings, YCLH Holdings, Inc. and YPF Services USA Corp.

On January 5, 2024, the Secretary of State of the State of Delaware of United States approved, effective from December 28, 2023, the dissolution of YPF Holdings, YCLH Holdings, Inc. (subsidiary 100% controlled by YPF Holdings) and YPF Services USA Corp.

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of all the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U. (“SC Gas”), being YPF its sole shareholder.

The described transaction qualifies as a business combination in accordance with IFRS 3 “Business combinations”.

As of the date of issuance of these consolidated financial statements and due to the recent closing of the transaction, the Group is in the process of determining the accounting impact of this transaction. Consequently, it is not possible to disclose the information required by IFRS 3 in relation to the measurement of the assets acquired and liabilities assumed at their fair values at the acquisition date and the impact on the Group’s results and cash flows from the recording of this acquisition.

HORACIO DANIEL MARÍN President

F - 29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS (cont.)

Sale of equity participation in YPF Brasil

On December 23, 2024, the Company entered into a share purchase and sale agreement with GMZ HOLDING LTDA. and IGP HOLDING PARTICIPAÇÕES S.A., with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction (collectively, the “Buyers”), whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF transferred 100% of the shares and capital stock of YPF Brasil, a subsidiary of YPF.

On January 31, 2025, after the fulfillment of all the closing conditions, the sale and transfer by YPF to the Buyers of 100% of the shares and capital stock of YPF Brasil was completed. The sale price of the transaction agreed by the parties was US$ 2.3 million. In addition, YPF has granted to the Buyers, under certain terms and conditions, a license and authorization to produce and commercialize products in Brazil under YPF’s lubricant brands.

As of December 31, 2024, in accordance with IFRS 5 and considering that the transaction implies the loss of control of the subsidiary, the assets and liabilities of YPF Brasil have been classified as held for sale under the “Assets held for sale” and “Liabilities associated with assets held for sale” line items, respectively, in the statement of financial position; and have been measured at the lower of its carrying amount and fair value less costs to sell (“fair value”). Pursuant to the aforementioned, the Company recognized an impairment charge in the “Impairment of property, plant and equipment and inventories write-down” line item in the statement of comprehensive income of 3 as of December 31, 2024.

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair value of the assets and liabilities of YPF Brasil, as of the closing date of the transaction, the result from the sale did not have significant effects. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity and reclassified to the “Unappropriated retained earnings and losses” account due to the loss of control of the subsidiary amounts to a loss of 9.

The following table details the main assets held for sale and their associated liabilities for the equity participation in YPF Brasil as of December 31, 2024:

Assets held for sale	2024
Property, plant and equipment	5
Inventories	7
Other receivables	1
Trade receivables	7
Cash and cash equivalents	1

Subtotal	21

Consolidation adjustments	-

Total	21

Liabilities directly associated with assets held for sale	2024

Provisions	1
Income tax liability	1
Taxes payable	1
Salaries and social security	1
Loans	7
Accounts payable	8

Subtotal	19

Consolidation adjustments	(1)

Total	18

4.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The following provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rates and changes in foreign currency rates.

HORACIO DANIEL MARÍN President

F - 30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

Sensitivity analysis provide only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and financial liabilities as well as certain expected cash flows may be affected by changes in exchange rates, interest rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange rate risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the peso (the Argentine legal currency).

The following table provides a breakdown of the effect that a variation of 10% in the exchange rates corresponding to the peso against the U.S. dollar would have on the Group’s net income, mainly considering the exposure of financial assets and liabilities, excluding non-monetary items and financial instruments denominated in the functional currency of YPF and its subsidiaries, as of December 31, 2024:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax	+10%	(17)
	-10%	17

During the fiscal year ended December 31, 2024, the exchange rate of the pesos against the U.S. dollars showed a 28% variation.

Likewise, based on the requirements for access to the Foreign Exchange Market established by BCRA, the Group maintains an active strategy in the management of liquidity, using several financial instruments and derivatives, if considered appropriate (see Note 36.h)).

Interest rate risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments in financial assets. Changes in interest rates may affect the interest income and costs derived from financial assets and liabilities tied to a variable interest rate.

The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and, if considered appropriate, using derivative financial instruments.

HORACIO DANIEL MARÍN President

F - 31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2024 that accrue interest considering the applicable interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	382	8,396
Variable interest rate	7	546

Total (3)	389	8,942

(1)	Includes balances for short-term investments and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.
(2)	Includes balances for loans (see Note 22). Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

Loan balances at variable interest rate represent 6% of the total loans as of December 31, 2024, and include exports pre-financing, imports financing and financial loans with local and international entities. The principal at variable interest rate are subject to the fluctuations in SOFR and BADLAR, of which 521 accrue interest of SOFR plus a spread between 0.90% and 8.50% and 1 accrue interest of BADLAR plus a spread of 10%.

During the fiscal year ended December 31, 2024 the Group entered into interest rate swaps.

In relation to variable interest rate financial assets, they include trade receivables, which have a low exposure to interest rate risk.

The table below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2024:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(6)
	-100 b.p.	6

Price risk

The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (see Note 6). The Group continuously monitors the evolution of the prices in these investments for significant fluctuations.

The Group does not use derivative financial instruments to hedge the risks associated with the fluctuations of the prices of commodities as well as the price risk inherent to investments in financial assets.

As of December 31, 2024, the prices of public securities measured at fair value through profit or loss were favorably affected by the macroeconomic circumstances (see Note 6 “Fair value measurements” section). As of December 31, 2024, the aggregate value of financial assets at fair value through profit or loss amounts to 829.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2024:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+10%	83
	-10%	(83)

HORACIO DANIEL MARÍN President

F - 32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others. The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations, however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face price changes), and which may therefore lead the Group to not be able to maintain such relationship, if volatility and uncertainty in international crude oil and their by-products prices and exchange rate fluctuations continue into the future. In 2024, crude oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows to finance the projected expenditures for each year. As of December 31, 2024, the availability of liquidity reached 1,118, considering cash of 304 and other liquid financial assets of 814 included in the “Cash and cash equivalents” line item in the statement of financial position (see Note 16). Additionally, the Group has other investments freely available for 390 included in “Investments in financial assets” line item in the statement of financial position (see Note 15). Uncommitted bank credit lines together with local and international capital markets constitute an important source of funding. Likewise, YPF has the capacity to issue debt under the Frequent Issuer Regime.

Based on the requirements for access to the Foreign Exchange Market established by BCRA to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2024, all the provisions issued were fulfilled by the Group. See Note 36.h).

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2024:

	2024
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	370	212	100	44	22	28	776
Loans	1,907	1,853	1,323	1,096	834	1,929	8,942
Other liabilities (1)	142	40	34	-	-	-	216
Accounts payable (1)	2,869	-	-	-	-	4	2,873

	5,288	2,105	1,457	1,140	856	1,961	12,807

(1)	Includes undiscounted contractual cash flows given that they do not differ significantly from their nominal values.

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements (see Notes 17, 33 and 34), among others.

Under the terms of the financial loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2024, the Group is in compliance with its covenants.

HORACIO DANIEL MARÍN President

F - 33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

•	Credit risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its customers and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investments in financial assets, trade receivables and other receivables. The Group invests temporary excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the charge for doubtful receivables is charged to net income in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful receivables are measured by the criteria mentioned in Note 2.b.7) “Impairment of financial assets” section.

The maximum exposure to credit risk of the Group of December 31, 2024 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	1,118
Investments in financial assets	390
Other financial assets	1,780

Considering the maximum exposure to the credit risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for 732 and represents 22%, while the Group’s remaining debtors are diversified.

The following is the breakdown of the financial assets past due as of December 31, 2024:

	Current trade receivable	Other current receivables
Less than three months past due	53	-
Between three and six months past due	46	1
More than six months past due	88	2

	187	3

As of December 31, 2024, the provision for doubtful trade receivables amounts to 61 and the provision for other doubtful receivables amounts to 26. These provisions represent the Group’s best estimate of the credit losses incurred in relation with accounts receivables.

Guarantee policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors segment, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport segment, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances and guarantee customer-supplier, among others.

The Group has effective guarantees granted by third parties for 1,013, 945 and 873 as of December 31, 2024, 2023 and 2022, respectively.

During the fiscal years ended December 31, 2024, 2023 and 2022, the Group did not execute significant guarantees.

HORACIO DANIEL MARÍN President

F - 34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal years ended December 31, 2023 and 2022 has been restated.

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

It incurs all costs related to the activities mentioned above, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment; and (iii) propane and butane to be commercialized from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring a regasification vessel; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

HORACIO DANIEL MARÍN President

F - 35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

It covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal years ended December 31, 2023 and 2022, has been restated.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

F - 36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2024
Revenues	50		15,813	2,618	812	-	19,293
Revenues from intersegment sales	8,225		77	397	1,072	(9,771)	-

Revenues	8,275		15,890	3,015	1,884	(9,771)	19,293

Operating profit or loss	515	(3)	1,306	146	(371)	(116)	1,480
Income from equity interests in associates and joint ventures	-		45	352	(1)	-	396

Net financial results							(695)
Net profit before income tax							1,181
Income tax							1,212
Net profit							2,393

Acquisitions of property, plant and equipment	4,177		1,151	142	130	-	5,600
Acquisitions of right-of-use assets	211		181	24	28	-	444
Assets	12,795		10,428	3,500	2,896	(228)	29,391

Other income statement items
Depreciation of property, plant and equipment (2)	1,809		492	54	91	-	2,446
Amortization of intangible assets	-		29	13	1	-	43
Depreciation of right-of-use assets	154		84	31	1	-	270
Impairment of property, plant and equipment and inventories write-down (4)	79		3	-	5	-	87

For the year ended December 31, 2023
Revenues	32		14,888	2,017	374	-	17,311
Revenues from intersegment sales	7,211		100	357	781	(8,449)	-

Revenues	7,243		14,988	2,374	1,155	(8,449)	17,311

Operating profit or loss	(1,915)	(3)	896	(3)	(282)	56	(1,248)
Income from equity interests in associates and joint ventures	-		10	84	-	-	94

Net financial results							897
Net loss before income tax							(257)
Income tax							(1,020)
Net loss							(1,277)

Acquisitions of property, plant and equipment	4,717		1,140	178	156	-	6,191
Acquisitions of right-of-use assets	363		19	22	-	-	404
Assets	10,869		9,916	2,282	2,086	(118)	25,035

Other income statement items
Depreciation of property, plant and equipment (2)	2,437		464	44	71	-	3,016
Amortization of intangible assets	-		30	7	-	-	37
Depreciation of right-of-use assets	131		71	19	-	(1)	220
Impairment of property, plant and equipment (4)	2,288		-	-	-	-	2,288

HORACIO DANIEL MARÍN President

F - 37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2022
Revenues	51		16,016	2,304	386	-	18,757
Revenues from intersegment sales	7,134		109	391	779	(8,413)	-

Revenues	7,185		16,125	2,695	1,165	(8,413)	18,757

Operating profit or loss	1,306	(3)	1,523	90	(401)	(36)	2,482
Income from equity interests in associates and joint ventures	-		23	428	(5)	-	446

Net financial results							128
Net profit before income tax							3,056
Income tax							(822)
Net profit							2,234

Acquisitions of property, plant and equipment	3,378		837	78	166	-	4,459
Acquisitions of right-of-use assets	204		102	-	-	-	306
Assets	11,317		9,530	3,215	2,018	(168)	25,912

Other income statement items
Depreciation of property, plant and equipment (2)	1,935		477	48	91	-	2,551
Amortization of intangible assets	-		29	12	2	-	43
Depreciation of right-of-use assets	140		59	20	-	(5)	214
Impairment of property, plant and equipment (4)	123		-	-	-	-	123

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (133), (21) and (26) of unproductive exploratory drillings as of December 31, 2024, 2023 and 2022, respectively.
(4)	See Notes 2.b.8), 2.c), 8, 11 and 12.

The distribution of revenue and non-current assets by geographic area is broken down in Notes 7, 8, 9 and 25.

HORACIO DANIEL MARÍN President

F - 38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables”, “Other liabilities” and “Accounts payable” in the statement of financial position contain both financial instruments and non-financial assets and liabilities (such as tax receivables and receivables and payables in kind, among other) reconciliation is presented in the columns labeled “Non-financial assets” and “Non-financial Liabilities”.

Financial assets

	2024

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	293	-	293	622	915
Trade receivables (2)	1,487	-	1,487	195	1,682
Investments in financial assets	-	390	390	-	390
Cash and cash equivalents	679	439	1,118	-	1,118

	2,459	829	3,288	817	4,105

	2023

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	232	-	232	308	540
Trade receivables (2)	1,063	-	1,063	-	1,063
Investments in financial assets	158	114	272	-	272
Cash and cash equivalents	1,027	96	1,123	-	1,123

	2,480	210	2,690	308	2,998

	2022

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	246	-	246	783	1,029
Trade receivables (2)	1,641	-	1,641	-	1,641
Investments in financial assets	446	74	520	-	520
Cash and cash equivalents	437	336	773	-	773

	2,770	410	3,180	783	3,963

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

F - 39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial liabilities

	2024

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	776	-	776	-	776
Loans	8,942	-	8,942	-	8,942
Other liabilities	216	-	216	268	484
Accounts payable	2,873	-	2,873	12	2,885

	12,807	-	12,807	280	13,087

	2023
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	666	-	666	-	666
Loans	8,190	-	8,190	-	8,190
Other liabilities	232	-	232	2	234
Accounts payable	2,317	-	2,317	7	2,324

	11,405	-	11,405	9	11,414

	2022
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	566	-	566	-	566
Loans	7,088	-	7,088	-	7,088
Other liabilities	31	-	31	-	31
Accounts payable	2,513	-	2,513	57	2,570

	10,198	-	10,198	57	10,255

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2024
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	134	-	134
Financial costs	(1,169)	-	(1,169)
Net exchange differences	101	(31)	70
Result on financial assets at fair value with changes in profit or loss	-	232	232
Result from derivative financial instruments	-	(1)	(1)
Export Increase Program (1)	-	3	3
Result from transactions with financial assets	-	(3)	(3)
Result from net monetary position	39	-	39

	(895)	200	(695)

HORACIO DANIEL MARÍN President

F - 40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2023
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	334	-	334
Financial costs	(1,149)	-	(1,149)
Net exchange differences	1,561	(236)	1,325
Result on financial assets at fair value with changes in profit or loss	-	289	289
Result from derivative financial instruments	-	7	7
Export Increase Program (1)	-	22	22
Result from transactions with financial assets (2)	-	32	32
Result from net monetary position	37	-	37

	783	114	897

	2022
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	320	-	320
Financial costs	(988)	-	(988)
Net exchange differences	638	(97)	541
Result on financial assets at fair value with changes in profit or loss	-	118	118
Result from derivative financial instruments	-	(9)	(9)
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from net monetary position	146	-	146

	116	12	128

(1)	See Note 36.h).
(2)	See Note 29.

Fair value measurement

IFRS 13 “Fair value measurement” defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments measured at fair value are assigned to one of the valuation hierarchy levels specified under IFRS 13 (as well as loans measured at amortized cost whose fair value is disclosed in “Fair value of financial assets and financial liabilities measured at amortized cost” section below). This valuation hierarchy comprises 3 levels.

(i)

Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the reporting period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used without adjustment to measure fair value whenever available.

(ii)

Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

(iii)

Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information, including internal data.

HORACIO DANIEL MARÍN President

F - 41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2024, 2023 and 2022 and their allocation to their fair value hierarchy levels.

	2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	381	-	-	381
- Private securities - NO	9	-	-	9

	390	-	-	390

Cash and cash equivalents:
- Mutual funds	439	-	-	439

	439	-	-	439

	829	-	-	829

	2023
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	114	-	-	114
- Private securities - NO	-	-	-	-

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

	2022
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	74	-	-	74
- Private securities - NO	-	-	-	-

	74	-	-	74

Cash and cash equivalents:
- Mutual funds	336	-	-	336

	336	-	-	336

	410	-	-	410

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the year ended December 31, 2024, the local macroeconomic environment improved and resulted in an increase in the price of public securities, which impacted favorably the Group’s financial instruments measured at fair value through profit or loss.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2024, 2023 and 2022, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 8,811, 7,547 and 5,812 as of December 31, 2024, 2023 and 2022, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

HORACIO DANIEL MARÍN President

F - 42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

7.	INTANGIBLE ASSETS

	2024	2023	2022
Net carrying amount of intangible assets	531	407	424
Provision for impairment of intangible assets	(40)	(40)	(40)

	491	367	384

The evolution of the Group’s intangible assets for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	908	136	446	1,490
Accumulated amortization	648	-	380	1,028

Balance as of December 31, 2021	260	136	66	462

Cost
Increases	25	-	4	29
Translation effect	-	-	(32)	(32)
Adjustment for inflation (1)	-	-	35	35
Decreases, reclassifications and other movements	-	(26)	-	(26)

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(10)	(10)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	-	-

Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	86	-	4	90
Translation effect	-	-	(12)	(12)
Adjustment for inflation (1)	-	-	51	51
Decreases, reclassifications and other movements	-	-	62	62

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(7)	(7)
Adjustment for inflation (1)	-	-	31	31
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

F - 43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

7.	INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	40	40	43
Translation effect	-	-	(3)

Balance at the end of the year	40	40	40

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

8.	PROPERTY, PLANT AND EQUIPMENT

	2024	2023	2022
Net carrying amount of property, plant and equipment	19,456	20,532	18,261
Provision for obsolescence of materials and equipment	(223)	(171)	(151)
Provision for impairment of property, plant and equipment	(497)	(2,649)	(600)

	18,736	17,712	17,510

HORACIO DANIEL MARÍN President

F - 44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,343	47,757		8,327	490	1,058	2,819	42	807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-	701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42	106	450	486	229	16,777

Cost
Increases	1	278	(4)	69	9	944	3,080	43	1	-	-	34	4,459	(6)
Translation effect	(86)	-		-	(23)	(9)	(28)	-	(14)	-	(418)	(104)	(682)
Adjustment for inflation (5)	111	-		-	31	12	36	-	18	-	547	134	889
Decreases, reclassifications and other movements	26	2,052		281	21	(810)	(2,027)	(47)	20	24	35	3	(422)	(3)

Accumulated depreciation
Increases	29	2,123	(4)	374	25	-	-	-	56	67	19	31	2,724
Translation effect	(44)	-		-	(15)	-	-	-	(12)	-	(213)	(67)	(351)
Adjustment for inflation (5)	59	-		-	20	-	-	-	16	-	279	86	460
Decreases, reclassifications and other movements	-	(45)		(1)	(8)	-	-	-	-	(11)	(8)	-	(73)

Cost	1,395	50,087		8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	(4)	99	6	1,282	4,161	119	4	-	-	8	6,191	(6)
Translation effect	(178)	-		-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (5)	106	-		-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503		135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)	(3)

Accumulated depreciation
Increases	28	2,692	(4)	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-		-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (5)	57	-		-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)		-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101		8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131	83	401	399	195	20,532

HORACIO DANIEL MARÍN President

F - 45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,340	53,101		8,911	677	1,439	5,665	131		869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-		786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131		83	401	399	195	20,532

Cost
Increases	1	169	(4)	95	28	1,263	3,928	99		2	-	-	15	5,600	(6)
Translation effect	(43)	-		-	(12)	(4)	(6)	-		(7)	-	(176)	(42)	(290)
Adjustment for inflation (5)	151	-		-	48	16	24	-		31	-	746	182	1,198
Decreases, reclassifications and other movements	(94)	(24,759)		325	(13)	(1,151)	(3,543)	(171)		1	183	(5)	(45)	(29,272)	(3)	(7)

Accumulated depreciation
Increases	29	2,160	(4)	372	41	-	-	-		39	72	25	33	2,771
Translation effect	(19)	-		-	(8)	-	-	-		(5)	-	(89)	(30)	(151)
Adjustment for inflation (5)	80	-		-	32	-	-	-		22	-	376	129	639
Decreases, reclassifications and other movements	(63)	(24,725)		-	(57)	-	-	-		(42)	(12)	(12)	(36)	(24,947)	(7)

Cost	1,355	28,511		9,331	728	1,563	6,068	59		896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329		6,230	378	-	-	-		800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	(1)	3,101	350	1,563	6,068	59	(2)	96	524	664	209	19,456

(1)	Includes 144, 269 and 333 of mineral property as of December 31, 2024, 2023 and 2022, respectively.
(2)

As of December 31, 2024, there are 9 exploratory wells in progress. During the year ended on such date, drilling of 8 wells were started, 13 wells were charged to exploratory expense, and 12 well was transferred to properties with proved reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 2, 4 and 1 of net carrying amount charged to provision for obsolescence of materials and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.
(4)

Includes 169, 507 and 268 corresponding to hydrocarbon wells abandonment costs as of December 31, 2024, 2023 and 2022, respectively, and 13 and 19 of depreciation recovery for the years ended December 31, 2023 and 2022, respectively.

(5)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)

Includes 31, 57 and 44 corresponding to short-term leases as of December 31, 2024, 2023 and 2022, respectively; includes 21, 6 and 5 corresponding to the variable charge of leases related to the underlying asset use or performance as of December 31, 2024, 2023 and 2022, respectively. Additionally, includes 61, 68 and 57 corresponding to the capitalization of depreciation of right-of-use assets as of December 31, 2024, 2023 and 2022, respectively (see Note 9); and 10, 13 and 14 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2024, 2023 and 2022, respectively (see Note 21).

(7)	Includes 28,586 and 24,915 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.

HORACIO DANIEL MARÍN President

F - 46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the fiscal year ended December 31, 2024, 2023 and 2022, the rate of capitalization was 7.22%, 7.89% and 8.19%, respectively, and the amount capitalized amounted to 6, 17 and 12, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	171	151	123
Increases charged to profit or loss	53	24	30
Applications due to utilization	(2)	(4)	(1)
Translation effect	-	(2)	(1)
Adjustment for inflation (1)	1	2	-

Balance at the end of the year	223	171	151

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	2,649	600	651
Increases charged to profit or loss	66	2,288	123
Depreciation (1)	(325)	(236)	(173)
Translation effect	(2)	(7)	(5)
Adjustment for inflation (2)	5	4	4
Reclassifications (3)	(1,896)	-	-

Balance at the end of the year	497	2,649	600

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)	Includes 1,896 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13), 3 and 11.

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.5) and 2.c).

The Group permanently monitors the outlook of the businesses where it operates. In general, it analyzes macroeconomic variables such as price indexes and currency devaluation, among others, and in particular, for the natural gas market, the demand volume to be covered and natural gas sales prices.

In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales prices in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina and Northwest basins. See Note 36.d.1).

As of September 30, 2022, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 98 (64 net of the income tax effect), mainly generated by production costs increases. The discount rate after income tax used as of September 30, 2022 was 14.63%.

HORACIO DANIEL MARÍN President

F - 47
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2022, the Group recognized an additional impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 25 (16 net of the income tax effect), mainly generated from the lower than expected production due to fields performance and production costs increases. The discount rate after income tax used as of December 31, 2022 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Austral Basin was 65. In addition, as of December 31, 2022, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounts to 2,585 and approximated its recoverable amount, therefore, the Group did not recognize for the year ended on that date any impairment charge or reversal of impairment loss recognized in previous periods, mainly for the purpose of complying with the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 in the Neuquina basin.

As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 506 (329 net of the income tax effect), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy of our production. The discount rate after income tax used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounts to 2,400 and approximates its recoverable amount.

On February 29, 2024 (see Notes 11 and 35.b) “Mature Fields Project“ section) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and analyzed fair value less cost of disposal to be less than their carrying amount. The Company considered this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,782 (1,158 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable amount of each disposal group.

Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2), the recoverable amount for each disposal group was determined applying an asset valuation technique commonly used in the oil and gas industry which is the discounted cash flow analysis technique. This valuation technique is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation, representing the fair value less costs of disposal measurement. In estimating the discounted cash flows of the disposal groups, the Company worked closely with a third-party qualified independent valuer not related to the Group, with appropriate qualifications, to establish the appropriate valuation techniques and inputs to the model.

HORACIO DANIEL MARÍN President

F - 48
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenues, future net revenues, present value and considering a ten-year extension of the termination of certain concessions expiring in the near term. Future net revenues were calculated by deducting from future gross revenues royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and income tax. Operating expenses include fields operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital expenditures include drilling and completion costs, facilities costs, and maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with the abandonment of hydrocarbon wells. The recoverable amount was defined as future net revenues discounted at a discount rate after income tax, which as of December 31, 2023 was 15%.

As of December 31, 2024, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Northwest Basin of 58 (37 net of income tax effect), generated by a combination of variables, but mainly due to production costs increases. The discount rate after income tax used as of December 31, 2024 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Northwest Basin was 28. In addition, as of December 31, 2024, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounts to 2,769 and approximates its recoverable amount. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.

As of December 31, 2024, the Group has no significant exploratory well costs under evaluation for a period longer than 1 year.

Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2024	2023	2022
Argentina	18,735	17,702	17,500
Mercosur and associated countries	1	10	10

	18,736	17,712	17,510

HORACIO DANIEL MARÍN President

F - 49
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

9.	RIGHT-OF-USE ASSETS

Lease contracts in which the Group is the lessee mainly correspond to:

-	Land and buildings, which include:

(i)

Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 9 years and establish minimum guaranteed payments based on the contractual terms and conditions.

-

Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 6 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)

Equipment for natural gas compression and power generation, whose contracts have an average term of 5 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

(ii)	Regasification and gas liquefaction equipment, whose contracts have an average term of 5 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

-	Gas stations, whose contracts include the lease of land and associated facilities, have an average term of 10 years and establish payments based on a given quantity of fuel.

-	Transportation equipment, which include:

(i)	Vessels and barges for hydrocarbon transportation, whose contracts have an average term of 3 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

(ii)

Truck fleets, whose contracts have an average term of 2 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases, minimum payments are stipulated based on the availability the Group has over these assets.

HORACIO DANIEL MARÍN President

F - 50
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

9.	RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s right-of-use assets as of December 31, 2024, 2023 and 2022 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	352	281	101	305	1,072
Accumulated depreciation	11	222	164	36	120	553

Balance as of December 31, 2021	22	130	117	65	185	519

Cost
Increases	2	148	17	5	134	306
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (2)	1	-	-	11	-	12
Decreases, reclassifications and other movements	(3)	(5)	(15)	(9)	(69)	(101)

Accumulated depreciation
Increases	9	81	57	12	112	271	(1)
Translation effect	-	-	-	(4)	-	(4)
Adjustment for inflation (2)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(12)	(5)	(65)	(85)

Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (2)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288	(1)
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	12	16	219	11	186	444
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	14	-	15
Decreases, reclassifications and other movements	(1)	(15)	(59)	(2)	(11)	(88)

Accumulated depreciation
Increases	7	101	88	12	123	331	(1)
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(15)	(56)	(1)	(11)	(83)

Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

(1)

Includes 270, 220 and 214 that were charged to “Depreciation of right-of-use assets” line in the statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022, respectively, (see Note 27), and includes 61, 68 and 57 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8, right-of-use assets are geographically located in Argentina.

HORACIO DANIEL MARÍN President

F - 51
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2024, 2023 and 2022:

	2024	2023	2022
Amount of investments in associates	212	142	172
Amount of investments in joint ventures	1,748	1,534	1,733

	1,960	1,676	1,905

The main concepts which affected the value of the aforementioned investments during the years ended December 31, 2024, 2023 and 2022, correspond to:

	2024	2023	2022
Balance at the beginning of the year	1,676	1,905	1,529
Acquisitions and contributions	-	5	2
Income on investments in associates and joint ventures	396	94	446
Distributed dividends	(174)	(275)	(94)
Translation differences	(13)	(99)	(40)
Adjustment for inflation (1)	75	46	61
Capitalization in associates and joint ventures	-	-	1

Balance at the end of the year	1,960	1,676	1,905

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the years ended December 31, 2024, 2023 and 2022. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2024	2023	2022	2024	2023	2022
Net income	29	(2)	13	367	96	433
Other comprehensive income	42	(23)	8	20	(30)	13

Comprehensive income for the year	71	(25)	21	387	66	446

HORACIO DANIEL MARÍN President

F - 52
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

The financial information corresponding to YPF EE’s assets and liabilities as of December 31, 2024, 2023 and 2022, as well as the results as of such dates, are detailed below:

	2024 (1)	2023 (1)	2022 (1)
Total non-current assets	2,147	2,102	1,839
Cash and cash equivalents	240	114	94
Other current assets	243	152	178
Total current assets	483	266	272

Total assets	2,630	2,368	2,111

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	736	720	721
Other non-current liabilities	64	204	97
Total non-current liabilities	800	924	818
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	291	188	150
Other current liabilities	213	143	110
Total current liabilities	504	331	260

Total liabilities	1,304	1,255	1,078

Total shareholders’ equity (2)	1,326	1,113	1,033

Dividends received (3)	36	35	25

Closing exchange rates (4)	1,030.50	806.95	177.06

	2024 (1)	2023 (1)	2022 (1)
Revenues	534	531	486
Interest income	31	42	17
Depreciation and amortization	(161)	(143)	(107)
Interest loss	(66)	(56)	(68)
Income tax	195	(266)	(11)
Operating profit	120	273	247

Net income	276	(53)	134
Other comprehensive income	292	2,414	585

Total comprehensive income	568	2,361	719

Average exchange rates (4)	914.67	294.95	130.71

(1)

The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity method value and in the results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4)	Corresponds to the average seller/buyer exchange rate of BNA.

The following table shows the value of the investments in associates and joint ventures on a disaggregated basis:

Name of entity	2024	2023	2022
Associates:
Oldelval	63	55	58
Termap	20	15	20
Oiltanking	38	25	26
CDS (1)	31	26	28
YPF Gas	52	17	34

Joint ventures: (2)
YPF EE	875	735	776
MEGA	182	133	164
Profertil	345	339	449
OLCLP	43	34	25
CT Barragán	230	250	268

Other companies (3)	81	47	57

	1,960	1,676	1,905

(1)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(2)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(3)	Includes Refinor, OTA, OTC, GPA, Petrofaro S.A., Bioceres S.A., VMOS and Bizoy S.A.

HORACIO DANIEL MARÍN President

F - 53
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table details the main assets held for sale and associated liabilities as of December 31, 2024:

	Upstream	Downstream	Total
For the year ended December 31, 2024
Assets held for sale
Property, plant and equipment - Mature Fields Project (1)	1,506	-	1,506
Property, plant and equipment - Gas stations	-	10	10
Assets of subsidiary YPF Brasil (2)	-	21	21

	1,506	31	1,537

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project (1)	2,051	-	2,051
Provision for environmental liabilities - Mature Fields Project (1)	53	-	53
Liabilities for concessions - Mature Fields Project (1)	14	-	14
Liabilities of subsidiary YPF Brasil (2)	-	18	18

	2,118	18	2,136

(1)	See Note 11 “Mature Fields Project“ section.
(2)	See Note 3 “Sale of equity participation in YPF Brasil” section.

As of December 31, 2023 and 2022, the Group did not classify assets as held for sale.

Mature Fields Project

•	Description of the Mature Fields Project

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields.

During 2024 YPF signed different assignment agreements for 8 groups of assets (24 areas), subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals. As of the date of issuance of these consolidated financial statements, the remaining groups of assets, mainly conventional areas of Santa Cruz and Neuquén, are in negotiations with third parties for their disposal or reversion.

The assignment agreements that have met the agreed closing conditions as of December 31, 2024, and therefore the transaction was settled are described below:

Escalante - El Trébol

On October 29, 2024, Decree No. 1,509/2024 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Escalante - El Trébol” exploitation concession in favor of PECOM Servicios Energía S.A.U. (“PECOM”), being the granting of the extension of such concession subject to the fulfillment of certain conditions by YPF and by PECOM.

On November 15, 2024, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized. In the context of this transaction, YPF received 87.

Llancanelo and Llancanelo R

On November 28, 2024, Resolution No. 335/2024 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in the “Llancanelo” and “Llancanelo R” exploitation concessions in favor of Petroquímica Comodoro Rivadavia S.A. (“PCR”).

HORACIO DANIEL MARÍN President

F - 54
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On December 5, 2024, after the fulfillment of all the closing conditions by YPF and PCR, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PCR was formalized. In the context of this transaction, YPF received 29.

As of December 31, 2024, based on the closing of the aforementioned assignment agreements for the “Escalante - El Trébol”, “Llancanelo” and “Llancanelo R” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets did not have significant effects. Additionally, the derecognition of the carrying amount of net assets held for sale and liabilities directly associated with assets held for sale related to such exploitation concessions was 110 as of such date.

The assignment agreements that have met the agreed closing conditions as of the date of issuance of these consolidated financial statements, and therefore the transaction was settled after the end of the year ended December 31, 2024, are described below. Consequently, the disposal of these groups of assets did not meet the requirements of IFRS 5 to recognize their sale at the end of the year as of December 31, 2024, and therefore these groups of assets continue to be classified as held for sale as of that date.

Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of all the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Quintana Consortium was formalized. In the context of this transaction, YPF received 23.

Campamento Central - Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.

On January 31, 2025, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PECOM was formalized. In the context of this transaction, YPF received 28.

At the closing date of the aforementioned assignment agreements for the “Estación Fernández Oro” and “Campamento Central - Cañadón Perdido” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets does not have significant effects. Additionally, the derecognition of the carrying amount of net assets held for sale and liabilities directly associated with assets held for sale related to such exploitation concessions is 45.

As of the date of issuance of these consolidated financial statements, as mentioned above, the Company has signed assignment agreements for certain groups of assets that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continuous in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. However, YPF remains committed to its plan for the disposal of such assets, with active negotiations with third parties including, among others, the operational optimization plan executed in the Province of Santa Cruz mentioned below; as well as compliance with the closing conditions of the signed assignment agreements. As of the date of issuance of these consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2025.

HORACIO DANIEL MARÍN President

F - 55
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Accounting matters

As of December 31, 2023, considering the aforementioned YPF’s Board of Directors’ decision, impairment indicators under IAS 36 were evaluated for each group of assets. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment (see Note 8). The disposal of these groups of assets did not meet the requirements of IFRS 5 to be classified as held for sale as of December 31, 2023, therefore these groups of assets were not classified as held for sale as of that date.

In February 2024, after the fulfillment of all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities and liabilities for concessions to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

Considering that, after their classification, the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing, for such changes, a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized (see Note 2.b.13)). Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2), the recoverable amount for each disposal group was determined in accordance with the offers received and the sales agreements for the groups of assets with signed assignment agreements (Level 3) and/or by applying an asset valuation technique commonly used in the oil and gas industry, which is the discounted cash flow analysis technique. This valuation technique is considered Level 3 in the fair value hierarchy due to the unobservable inputs used in the valuation and represents the fair value for the groups of assets to be reversed or under negotiation for disposal.

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes, and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenues, future net revenues, present value and considering a ten-year extension of the termination of certain concessions expiring before 2030. Future net revenues were calculated by deducting from future gross revenues royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and income tax. Operating expenses include fields operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital expenditures include drilling and completion costs, facilities costs, and maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with abandonment of hydrocarbon wells. Severance indemnities and operating optimizations expenditures were not considered. The recoverable amount was defined as future net revenues discounted at a discount rate after income tax, which as of December 31, 2024 was 15%.

As of December 31, 2024, based on the aforementioned evaluation of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale by 260 in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by the more pronounced decline of the fields and the lower production than expected due to its performance. The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carry out by YPF and the economic consideration to be agreed with third parties for such assets.

Additionally, and in relation to the Mature Fields Project, in December 2024, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas in the Province of Santa Cruz related to certain groups of assets held for disposal. For such concept, for the year ended December 31, 2024, the Company recognized a charge for 266 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

In relation to the Company’s own personnel and for the assignment agreements signed for 8 groups of assets (24 areas) mentioned above, the Company, for the year ended December 31, 2024, recognized a charge for severance indemnities of 63 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

F - 56
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

12. INVENTORIES

	2024		2023		2022
Finished goods	925		1,052		1,144
Crude oil and natural gas	456	(2)	507		449
Products in process	49		45		51
Raw materials, packaging materials and others	116		79		94

	1,546	(1)	1,683	(1)	1,738	(1)

(1)	As of December 31, 2024, 2023 and 2022, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the inventories write-down, see Note 2.b.8).

13. OTHER RECEIVABLES

	2024		2023		2022
	Non- current	Current	Non- current	Current	Non- current	Current
Receivables from services, sales of other assets and other advance payments	11	35	-	11	12	5
Tax credit and export rebates	129	150	83	44	152	349
Loans and balances with related parties (1)	159	35	43	6	10	31
Collateral deposits	-	20	-	13	-	5
Prepaid expenses	15	42	18	33	23	41
Advances and loans to employees	-	5	-	3	1	5
Advances to suppliers and custom agents (2)	16	74	-	84	-	165
Receivables with partners in JA and other agreements	2	164	8	155	16	178
Insurance receivables	-	5	-	-	-	-
Miscellaneous	31	22	7	32	6	30

	363	552	159	381	220	809
Provision for other doubtful receivables	(26)	-	(1)	-	(15)	(1)

	337	552	158	381	205	808

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	10	1,672	43	1,020	61	1,580
Provision for doubtful trade receivables	(9)	(52)	(12)	(47)	(55)	(76)

	1	1,620	31	973	6	1,504

(1)	See Note 37 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2024, 2023 and 2022:

	2024				2023			2022
	Non-current		Current		Non-current		Current	Non-current		Current
Balance at the beginning of the year	12		47		55		76	95		102
Increases charged to expenses	-		74	(3)	-		20	-		21
Decreases charged to income	-		(8)	(3)	-		(2)	-		(7)
Applications due to utilization	-		(49)	(3)	-		(3)	-		(7)
Net exchange and translation differences	(3)		(5)		(43)		(42)	(40)		(29)
Result from net monetary position (1)	-		(6)		-		(2)	-		(4)
Reclassifications (4)	-		(1)		-		-	-		-

Balance at the end of the year	9	(2)	52		12	(2)	47	55	(2)	76

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 36.c.1).
(3)	Mainly including credits with CAMMESA, see Note 37.
(4)

Corresponds to the balances of our subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

HORACIO DANIEL MARÍN President

F - 57
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	-	-	99	201	162
Private securities - NO and stock market promissory notes	-	-	8	4	-	3
Term deposits (2)	-	-	-	47	-	80

	-	-	8	150	201	245

Investments at fair value through profit or loss
Public securities (1)	-	381	-	114	-	74
Private securities - NO	-	9	-	-	-	-

	-	390	-	114	-	74

	-	390	8	264	201	319

(1)	See Note 37.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	2024		2023		2022
Cash and banks (1)	304		230		369
Short-term investments	375	(2)	797	(2)	68
Financial assets at fair value through profit or loss (3)	439		96		336

	1,118		1,123		773

(1)	Includes balances granted as collateral. See Note 35.d).
(2)	Includes 727 of BCRA bills as of December 31, 2023. Additionally, includes 146 and 45 of term deposits and other investments with BNA as of December 31, 2024 and 2023, respectively.
(3)	See Note 6.

HORACIO DANIEL MARÍN President

F - 58
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2024, 2023 and 2022 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non- current		Current		Non- current	Current	Non- current		Current		Non- current	Current
Balance as of December 31, 2021	872		22		96	68	1,551		98		2,519	188

Increases charged to expenses	187	(3)	-		69	-	215		-		471	-
Decreases charged to income	(354)	(4)	-		(1)	-	(41)		-		(396)	-
Applications due to utilization	(12)		(35)		-	(48)	-		(56)		(12)	(139)
Net exchange and translation differences	(55)		-		(8)	(34)	-		-		(63)	(34)
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-
Reclassifications and other movements	(66)	(5)	35		(60)	60	179	(1)	89	(1)	53	184

Balance as of December 31, 2022	571		22		96	46	1,904		131		2,571	199

Increases charged to expenses	89		3		80	-	264		-		433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-		(38)	(6)
Applications due to utilization	(1)		(318)	(7)	-	(50)	-		(122)		(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-		(162)	(39)
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-
Reclassifications and other movements	(456)	(6)	321		(76)	76	390	(1)	117	(1)	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546		126		2,660	181

Increases charged to expenses	105		-		187	-	134		-		426	-
Decreases charged to income	(5)		-		(1)	-	(7)		-		(13)	-
Applications due to utilization	(3)		(17)		-	(72)	-		(30)		(3)	(119)
Net exchange and translation differences	(14)		-		-	(7)	-		-		(14)	(7)
Result from net monetary position (2)	(2)		-		-	-	-		-		(2)	-
Reclassifications and other movements (8)	(18)		17		(135)	81	(1,817)	(1)	(37)	(1)	(1,970)	61

Balance as of December 31, 2024	129		21		99	36	856		59		1,084	116

(1)	Includes 169, 507 and 268 corresponding to the annual recalculation of hydrocarbon wells abandonment cost for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(3)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon wells abandonment costs for periods 2014-2017.
(4)

Includes 30 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon wells abandonment for periods 2014-2017. See Note 17.a.5).

(5)

Includes 22 reclassified as “Income tax liability” in the statement of financial position for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon wells abandonment costs for periods 2014-2017. See Note 17.a.5).

(6)

Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 17.a.2) and 33, respectively.

(7)	Includes the payment of the amount for the Trust Settlement Agreement. See Note 33.
(8)

Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11. Additionally, includes the balance of the provision for lawsuits and contingencies of our subsidiary YPF Brasil reclassified to “Assets held for sale” in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to the Group, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to changes as new information develops and results of the presented evidence are obtained in judicial process, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Likewise, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c)).

HORACIO DANIEL MARÍN President

F - 59
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

17.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies are described below:

17.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.

In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 (YPF’s Privatization Law) and Decree No. 546/1993.

17.a.2) Claims arising from restrictions in the natural gas market

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM, respectively, executed settlement agreements terminating various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, respectively, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct natural gas for export to the domestic market.

Under these settlement agreements, the parties, without admitting any facts or rights, waived all claims that as of the date they had or could reciprocally have and YPF undertook to pay: (i) AESU and SULGAS single and total amount of 60 (payment made on January 10, 2017); and (ii) TGM the sum of 114 (107 in an initial payment made on January 2, 2018 and the balance of 7 in 7 annual installments of 1 each, the first one maturing on February 1, 2018, and the balance on the same date of the following years). In addition, YPF agreed to pay TGM the sum of 13 (in 7 annual installments of 1.86 each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027.

As of the date of issuance of these consolidated financial statements, YPF complied with the payment schedule agreed with TGM.

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with such company for the transportation of natural gas in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (i) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (a) the termination of the natural gas contract with SULGAS and AESU and (b) the legal impossibility of assigning said contract to other shippers because of the regulations in effect; (ii) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004; and (iii) the “teoría de la imprevisión” (doctrine of unforeseeability) available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

HORACIO DANIEL MARÍN President

F - 60
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

TGN notified YPF the termination of the transportation contract for YPF’s fault.

TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 in the amount of 30. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of 31, (ii) from July 20, 2010 to November 20, 2010 in the amount of 10, and (iii) from December 6, 2010 to January 4, 2011 in the amount of 3.

TGN also lodged a complaint for damages against YPF claiming the amount of 142, plus interest and legal fees for the termination of the transportation contract.

Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm natural gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of 231 plus interest and court fees.

On October 22, 2020, YPF filed appeals against the Lower Court’s decision regarding the claim filed for Contract performance and the claim for damages.

On February 16, 2022, the Court of Appeals rendered judgment (i) confirming the Lower Court’s decision which ordered YPF to pay for unpaid invoices in the amount to be determined by the accounting expert designated at the stage of judgment enforcement; (ii) confirming that YPF was liable for damages in the amount of 231 plus interest, or its equivalent in pesos at the selling exchange rate published by the BNA on the settlement date; (iii) reducing the applicable annual interest rate from 6% to 4%; and (iv) imposing payment of appeal costs on defendant in the case for damages and shared payment in the case for Contract performance.

On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeals. On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeals was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeals, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeals, and a complaint appeal was filed in relation to this last aspect on April 12, 2022. As of that date, the cases were under review at the CSJN in connection with the extraordinary and the complaint appeals that were filed.

On February 3, 2023, YPF and TGN entered into a settlement agreement for the sole and total amount of 190.6 payable by YPF in 4 consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, TGN and YPF waived all claims they had or could have had against each other until that date, making abstract the extraordinary appeal and complaints filed with the CSJN. On February 23, 2023, the settlement agreement was submitted to the CSJN requesting its homologation.

In April 2023, in compliance with the decision of the CSJN, the settlement agreement between YPF and TGN was filed with the Lower Court requesting its approval. On May 5, 2023, the Lower Court approved said agreement.

HORACIO DANIEL MARÍN President

F - 61
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

17.a.3) Users and Consumers Association

The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.

On December 28, 2015, the Lower Court rendered judgment admitting the claim for compensation from period between years 1993-1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the accounting expert in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

The judgment rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the judgment dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

Both parties filed an appeal against that judgment, which was admitted with suspensive effect.

On December 7, 2017, the Company was notified about the Court of Second Appeals’ judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to this item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

It should be noted that the judgment confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the settlement of the judgment amount becomes final, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the Court of Second Appeals’ judgment, which was sustained and the court file was submitted to the CSJN, being the enforcement of the Court of Second Appeals’ judgment still suspended as of the date of issuance of the consolidated financial statements.

On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the Court of Second Appeals’ judgment. As of the date of issuance of these consolidated financial statements, the extraordinary appeal is pending resolution.

17.a.4) Environmental claims

•	La Plata

In relation to the operation of the refinery owned by YPF in La Plata city, Province of Buenos Aires, there are certain judicial claims, mostly filed by neighbors of the area seeking (i) compensation for damages arising from the alleged environmental contamination caused by the operation of the La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned refinery. Should these claims be sustained, they could demand additional investments related to the operation of La Plata Refinery.

In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the Province of Buenos Aires, whereby it suggested the performance of a study for the characterization of risks associated with the aforementioned contamination.

HORACIO DANIEL MARÍN President

F - 62
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS”, by its acronym in Spanish) of the Province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by the OPDS, which approves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the resolution. On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).

Regarding the judicial claims mentioned above, on February 7, 2022, the Company was notified of the first instance judgment which considered the environmental damage had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appealed by the Company. On August 29, 2024 the Court of Appeals confirmed the obligation to cease and remedy the environmental damage determined in the first instance. The co-defendants filed an extraordinary appeal to the CSJN and, as of the date of issuance of these consolidated financial statements, such appeal is pending resolution.

•	Quilmes

As regards with a fuel leak in the polyduct running from La Plata to Dock Sud (Progressive 37), in the Province of Buenos Aires, currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible in November 2002, which resulted in remediation works conducted by the Company since then in the affected area, supervised by the environmental authority of the Province of Buenos Aires.

The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. As of the date of issuance of these consolidated financial statements, this lawsuit is pending resolution.

•	Other environmental claims

In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of Argentina. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

HORACIO DANIEL MARÍN President

F - 63
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

17.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Company has recorded the hydrocarbon wells abandonment costs in accordance with the criteria detailed in Note 2.b.3) and, in the absence of a specific treatment of this matter in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon wells abandonment costs in the calculation of income tax, based on the general criteria of the tax standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.

The AFIP understands that the deduction of hydrocarbon well abandonment costs should be deferred until the taxpayer has the opportunity to actually proceed to well abandonment, once the wells have been depleted, as it considers the abandonment of the well is the event triggering the accrual of hydrocarbon well abandonment costs.

On the other hand, the Company, as well as other companies in the oil and gas industry, understand that the substantial event generating costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact (abandonment). This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil and gas industry.

In this respect, in June 2016, the SRH of MINEM, the body in charge of clarifying the origin of the legal obligation in this respect, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil and gas companies and concluded that drilling is the substantial event generating the charge for well abandonment costs.

This response of the Chamber of Oil Exploration and Production has been informed to the AFIP by both the SRH and by YPF but, with different arguments the AFIP rejected this position.

On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense with the AFIP on December 21, 2018.

On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed its defense with the AFIP on March 17, 2020.

On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816/2020.

On June 9, 2021, YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.

The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization regimes provided for under Laws No. 27,562 and No. 27,653 for the income tax and the compensations made in due course with the credit balances generated by such tax, and on November 30, 2020 and March 30, 2022, adhered to the aforementioned regimes, thus putting an end to the dispute over the cost deduction for hydrocarbon well abandonment corresponding to fiscal periods 2011 to 2013 and fiscal periods 2014 to 2017, respectively.

Regarding fiscal years following and including 2018, it should be noted that since the enactment of Law No. 27,430 (“Tax Reform“) in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective disbursement is made.

HORACIO DANIEL MARÍN President

F - 64
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17. PROVISIONS (cont.)

17.a.6) Other pending litigation

During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.

17.b) Provision for environmental liabilities and Provision for hydrocarbon wells abandonment obligations

Based on the Group’s current remediation and hydrocarbon well abandonment plans, the Group has set up a provision for environmental liabilities, where assessments and/or remedial actions are probable and can reasonably be estimated, and for hydrocarbon well abandonment obligations, considering the number of wells not yet abandoned, the costs and schedule for the timing of disbursements.

18. INCOME TAX

The income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the tax result of the fiscal year 2024, all considering that the assumption of confiscation is verified, in the Company’s opinion, in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Company, based on the opinion of its external advisors, considers that the position adopted is in line with the criteria, in accordance with the jurisprudence of the CSJN and a possible controversy with the tax authorities in the ultimate applicable legal instance would have a final and definitive resolution favorable to the Company, in accordance with the guidelines of IFRIC 23 (see Note 2.c) “Income tax and deferred taxes” section). For the year ended December 31, 2024, the assumed tax criteria generated a profit of 981.

The calculation of the income tax expense accrued for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Current income tax	(137)	(45)	(31)
Deferred income tax	1,349	(975)	(810)

	1,212	(1,020)	(841)

Income tax - Well abandonment	-	-	19	(1)

	1,212	(1,020)	(822)

(1)	Corresponding to the effect of the regularization regime for the dispute relating to the cost deduction for hydrocarbon wells abandonment. See Note 17.a.5).

HORACIO DANIEL MARÍN President

F - 65
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

18. INCOME TAX (cont.)

The reconciliation between the income tax charge for the years ended December 31, 2024, 2023 and 2022 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2024	2023		2022
Net profit / (loss) before income tax	1,181	(257)		3,056
Average tax rate (1)	25.32%	25.29%		25.33%

Average tax rate applied to net profit or loss before income tax	(299)	65		(774)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	1,966	(1,193)		154
Effect of exchange differences and other results relating to the valuation of the currency, net (2)	(1,836)	990		(112)
Effect of the valuation of inventories	(137)	(549)		(268)
Income on investments in associates and joint ventures	99	24		112
Effect of tax rate change (3)	452	(423)		(25)
Effect of the regularization regime for the dispute relating to the cost deduction for hydrocarbon wells abandonment	-	-		18	(4)
Effect of application of indexation mechanisms	981	-		-
Miscellaneous	(14)	66	(5)	73

Income tax	1,212	(1,020)		(822)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 36.f.1).
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remediation of deferred income tax balances at the time of reversal. See Note 36.f.1).
(4)	See Note 17.a.5).
(5)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.

Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2024, 2023 and 2022 is as follows:

	2024				2023				2022
	Non-current		Current		Non-current		Current		Non-current		Current
Income tax liability	2	(2)	126	(1)	4	(2)	31	(1)	26	(2)	27	(1)

(1)

Includes 1, 1 and 6 corresponding to the 12 installments of the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2024, 2023 and 2022, respectively (see Note 17.a.5)). Additionally, includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)

Includes 2, 4 and 26 corresponding to the remaining installments of the regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2024, 2023 and 2022, respectively (see Note 17.a.5)).

	2024	2023	2022
Deferred tax assets
Provisions and other non-deductible liabilities	202	113	154
Property, plant and equipment and Assets held for sale	524	-	-
Lease liabilities	258	234	188
Tax loss carryforwards	13	1,782	167
Miscellaneous	1	1	1

Total deferred tax assets	998	2,130	510

Deferred tax liabilities
Property, plant and equipment, Intangible assets and Inventories	(224)	(2,017)	(1,028)
Adjustment for tax inflation (1)	(271)	(1,078)	(965)
Right-of-use assets	(247)	(221)	(180)
Miscellaneous	(16)	(38)	(53)

Total deferred tax liabilities	(758)	(3,354)	(2,226)

Total Net deferred tax (2)	240	(1,224)	(1,716)

(1)	Includes the effect of the deferral of the tax inflation adjustment. See Note 36.f.1) “Budget Law 2023 - Deferral of tax adjustment for inflation” section.
(2)

Includes (61), (96) and (86) corresponding to adjustment for inflation of the opening deferred tax of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 176, 1,563 and 965 corresponding to the effect of the translation, as of December 31, 2024, 2023 and 2022, respectively.

HORACIO DANIEL MARÍN President

F - 66
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

18. INCOME TAX (cont.)

As of December 31, 2024, the Group has recognized deferred tax assets for tax loss carryforwards for 13 that can be offset with taxable profits until the year 2029, in accordance with current tax laws.

As of December 31, 2024, 2023 and 2022, there are no material deferred tax assets which are not recognized that may be recoverable in the future.

As of December 31, 2024, 2023 and 2022, the Group has classified as deferred tax assets 330, 18 and 17, respectively, and as deferred tax liabilities 90, 1,242 and 1,733, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31, 2024, 2023 and 2022, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category. This allows a higher deduction of the depreciation of income tax revalued assets and therefore will affect the recording of the deferred income tax.

19. TAXES PAYABLE

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	19	-	22	-	26
Withholdings and perceptions	-	71	-	21	-	46
Royalties	-	84	-	75	-	77
Fuels tax	-	30	-	-	-	-
Turnover tax	-	7	-	7	-	8
Miscellaneous	-	36	-	14	1	16

	-	247	-	139	1	173

20. SALARIES AND SOCIAL SECURITY

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	95	-	58	-	68
Bonuses and incentives provision	-	179	-	104	-	113
Cash-settled share-based payments provision (1)	33	-	-	-	-	-
Vacation provision	-	66	-	45	-	77
Provision for severance indemnities (2)	-	66	-	-	-	-
Other employee benefits (3)	1	6	-	3	1	39

	34	412	-	210	1	297

(1)	Corresponding to the Value Generation Plan, see Note 38.
(2)	See Note 11 “Mature Fields Project“ section.
(3)	Includes the voluntary retirement plan executed by the Group.

HORACIO DANIEL MARÍN President

F - 67
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

21. LEASE LIABILITIES

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	406	370	325	341	272	294

These liabilities are discounted at the following rates:

Lease term	2024	Effective average monthly rate used	2023	Effective average monthly rate used	2022	Effective average monthly rate used
0 to 1 year	53	1.15%	87	1.55%	39	1.07%
1 to 2 years	248	0.89%	142	1.17%	198	1.54%
2 to 3 years	140	0.89%	210	1.02%	144	1.23%
3 to 4 years	149	0.82%	46	0.97%	81	1.28%
4 to 5 years	55	0.69%	118	0.90%	43	0.95%
5 to 9 years	112	0.66%	38	0.81%	45	0.79%
More than 9 years	19	0.73%	25	0.75%	16	0.82%

	776		666		566

Financial expenses accrued for the years ended December 31, 2024, 2023 and 2022, resulting from lease contracts, amount to 71, 77 and 75, respectively. From this accretion, 61, 64 and 61 were included in the “Other financial costs” line in financial costs of the “Net financial results” line item in the statement of comprehensive income and 10, 13 and 14 were capitalized in the “Property, plant and equipment” line item in the statement of financial position, for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, maturities of liabilities related to lease contracts are exposed on Note 4.

The evolution of the Group’s leases liabilities for the fiscal years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Balance at the beginning of the year	666	566	542
Increases of leases	444	404	306
Financial accretions	71	77	75
Decreases of leases	(5)	(23)	(15)
Payments	(400)	(359)	(341)
Net exchange and translation differences	-	-	(2)
Result from net monetary position (1)	-	1	1

Balance at the end of the year	776	666	566

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

Total charges recorded in net income in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset use or performance, amounted to 187, 242 and 238 as of December 31, 2024, 2023 and 2022, respectively.

HORACIO DANIEL MARÍN President

F - 68
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS

					2024				2023			2022
	Interest rate (1)			Maturity	Non- current		Current		Non- current	Current		Non- current	Current
Pesos:

NO		-		-	-		-		-	60		64	5
Exports pre-financing (5)	32.88%	-	32.88%	2025	-		31		-	-		-	-
Financial loans	40.48%	-	50.68%	2025-2026	18		8		9	15		46	25
Account overdrafts		-		-	-		-		-	56		-	71

					18		39		9	131		110	101

Currencies other than the peso:

NO (2) (3)	0.00%	-	10.00%	2025-2047	6,255		1,317		6,191	767		5,594	828
Exports pre-financing	1.90%	-	10.50%	2025	-		383	(4)	102	545	(4)	-	22
Imports financing	8.80%	-	16.00%	2025-2026	19		17		-	-		-	21
Financial loans	6.00%	-	14.10%	2025-2030	718	(6)	76		380	65		244	168
Stock market promissory notes	0.00%	-	0.00%	2025-2026	25		75		-	-		-	-

					7,017		1,868		6,673	1,377		5,838	1,039

					7,035		1,907		6,682	1,508		5,948	1,140

(1)	Nominal annual interest rate as of December 31, 2024.

(2)	Disclosed net of 18, 3 and 9 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2024, 2023 and 2022, respectively.

(3)

Includes 1,496, 1,327 and 523 as of December 31, 2024, 2023 and 2022, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 133 and 86 as of December 31, 2024 and 2023, respectively, of pre-financing of exports granted by BNA.

(5)	Corresponds to pre-financing of exports in pesos granted by BNA.

(6)	Includes 28 of loans granted by BNA as of December 31, 2024.

Set forth below is the evolution of the loans for the fiscal years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Balance at the beginning of the year	8,190	7,088	7,379
Proceeds from loans	2,967	2,667	402
Payments of loans	(2,102)	(1,396)	(780)
Payments of interest	(707)	(623)	(543)
Account overdrafts, net	(48)	(3)	71
Accrued interest (1)	680	702	680
Net exchange and translation differences	(30)	(239)	(113)
Result from net monetary position (2)	(1)	(6)	(8)
Reclassifications (3)	(7)	-	-

Balance at the end of the year	8,942	8,190	7,088

(1)	Includes capitalized financial costs.

(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

(3)

Corresponds to the balances of our subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

On August 29, 2024, the Company announced an offer for the purchase of Class XXXIX and Class LIII NO due July 28, 2025 and July 21, 2027, respectively, for principal amount of 500, having received and accepted purchase orders for 334 of Class XXXIX NO and for 166 of Class LIII NO, which were completely cancelled as of September 16, 2024 plus the corresponding interest.

On September 5, 2024, the Company announced an exchange offer for Class XXXIX NO due July 2025 by offering additional Class XXXI NO, denominated and payable in U.S. dollars at a fixed rate of 8.75% maturing in September 2031 for a notional amount of up to 500, extendable up to the maximum authorized amount. Having received offers for 40 on September 20, 2024, the Company canceled 40 of Class XXXIX NO offered in exchange and issued additional new Class XXXI NO for an equivalent amount.

HORACIO DANIEL MARÍN President

F - 69
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2024		2023			2022
Month	Year	Principal value (11)		Ref.	Class	Interest rate (3)		Principal maturity	Non- current	Current	Non- current	Current		Non- current	Current
YPF
-	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	15	-	15	-		15	-
April, February, October	2014/15/16	U.S. dollar	521	(2) (4) (6)	Class XXVIII	-	-	-	-	-	-	354		346	273
September	2014	Peso	1,000	(2) (6) (7)	Class XXXIV	-	-	-	-	-	-	-	(12)	1	1
April	2015	U.S. dollar	757	(2) (6)	Class XXXIX	Fixed	8.50%	2025	-	785	1,132	41		1,132	41
October	2015	Peso	2,000	(2) (6) (7)	Class XLIII	-	-	-	-	-	-	-		-	4
July, December	2017	U.S. dollar	644	(2) (6)	Class LIII	Fixed	6.95%	2027	649	19	816	25		818	25
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	530	1	530	1		529	1
June	2019	U.S. dollar	399	(6) (9)	Class I	Fixed	8.50%	2029	398	-	397	-		397	-
July	2020	U.S. dollar	341	(6) (9)	Class XIII	Fixed	8.50%	2025	-	44	43	88		127	90
December, February	2020/21	U.S. dollar	133	(5) (6) (9)	Class XIV	-	-	-	-	-	-	-		-	139
February	2021	U.S. dollar	776	(6) (9)	Class XVI	Fixed	9.00%	2026	58	243	307	235		542	238
February	2021	U.S. dollar	748	(6) (9)	Class XVII	Fixed	9.00%	2029	756	-	758	-		760	-
February	2021	U.S. dollar	576	(6) (9)	Class XVIII	Fixed	7.00%	2033	555	11	553	11		544	10
February	2021	Peso	4,128	(6) (9) (10)	Class XIX	-	-	-	-	-	-	35		63	-
July	2021	U.S. dollar	384	(4) (5) (6) (9)	Class XX	Fixed	5.75%	2032	384	10	384	10		384	11
January	2023	U.S. dollar	230	(5) (6) (9)	Class XXI	Fixed	1.00%	2026	220	-	229	1		-	-
January, April	2023	Peso	15,761	(6) (9)	Class XXII	-	-	-	-	-	-	25		-	-
April	2023	U.S. dollar	147	(5) (6) (9)	Class XXIII	Fixed	0.00%	2025	-	150	158	-		-	-
April	2023	U.S. dollar	38	(5) (6) (9)	Class XXIV	Fixed	1.00%	2027	37	-	38	-		-	-
June	2023	U.S. dollar	263	(6) (9)	Class XXV	Fixed	5.00%	2026	263	1	262	1		-	-
September	2023	U.S. dollar	400	(4) (5) (9) (6)	Class XXVI	Fixed	0.00%	2028	400	-	400	-		-	-
October	2023	U.S. dollar	128	(5) (9) (6)	Class XXVII	Fixed	0.00%	2026	147	-	169	-		-	-
January	2024	U.S. dollar	800	(6) (9)	Class XXVIII	Fixed	9.50%	2031	790	35	-	-		-	-
May	2024	U.S. dollar	178	(6) (9)	Class XXIX	Fixed	6.00%	2026	177	1	-	-		-	-
July	2024	U.S. dollar	185	(5) (9) (6)	Class XXX	Fixed	1.00%	2026	187	-	-	-		-	-
September	2024	U.S. dollar	540	(9)	Class XXXI	Fixed	8.75%	2031	539	15	-	-		-	-
October	2024	U.S. dollar	125	(9)	Class XXXII	Fixed	6.50%	2028	125	2	-	-		-	-
October	2024	U.S. dollar	25	(9)	Class XXXIII	Fixed	7.00%	2028	25	-	-	-		-	-

									6,255	1,317	6,191	827		5,658	833

(1)	Corresponds to the 1997 MTN Program for an amount up to 1,000.

(2)	Corresponds to the 2008 MTN Program for an amount up to 10,000.

(3)	Nominal annual interest rate as of December 31, 2024.

(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these NO are authorized to be traded.

(5)	The payment currency of these NO is the peso at the exchange rate applicable under the terms of the series issued.

(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.

(7)

NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

(9)	Corresponds to the Frequent Issuer Regime.

(10)	The payment currency of this issue is the peso at the UVA value applicable in accordance with the conditions of the relevant issued series.

(11)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.

(12)	The registered amount is less than 1.

HORACIO DANIEL MARÍN President

F - 70
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

23. OTHER LIABILITIES

	2024				2023				2022
	Non-current		Current		Non-current		Current		Non-current	Current
Liabilities for concessions and assignment agreements	-		94		8		67		18	7
Liabilities for contractual claims	74	(1)	47	(1)	104	(1)	49	(1)	1	1
Provision for operating optimizations (2)	-		266		-		-		-	-
Miscellaneous	-		3		-		6		-	4

	74		410		112		122		19	12

(1)	See Note 17.a.2).
(2)	See Note 11 “Mature Fields Project“ section.

24. ACCOUNTS PAYABLE

	2024		2023		2022
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,820	4	2,285	4	2,498
Guarantee deposits	1	4	-	4	1	5
Payables with partners of JA and other agreements	1	38	1	14	1	50
Miscellaneous	-	17	-	16	-	11

	6	2,879	5	2,319	6	2,564

(1)	See Note 37 for information about related parties.

25. REVENUES

	2024	2023	2022
Revenue from contracts with customers	19,124	16,995	18,437
National Government incentives (1)	169	316	320

	19,293	17,311	18,757

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 5.

The Group classifies revenues from contracts with customers according to the following detail:

-	Contracts for the sale of fuels (under the consignment and direct sale modalities)
-	Contracts for the sale of natural gas
-	Contracts for the sale of crude oil
-	Contracts for the sale of petrochemicals products
-	Contracts for the sale of specialties for the agribusiness industry and of grains and their by-products
-	Contracts for the sale of other refined products
-	Service contracts
-	Construction contracts

In addition, the Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12):

HORACIO DANIEL MARÍN President

F - 71
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

25. REVENUES (cont.)

•	Breakdown of revenues

Type of good or service

	2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,588	-	-	6,588
Gasolines	-	4,048	-	-	4,048
Natural gas (1)	-	18	2,230	-	2,248
Crude oil	-	1,023	-	-	1,023
Jet fuel	-	910	-	-	910
Lubricants and by-products	-	528	-	-	528
LPG	-	472	-	-	472
Fuel oil	-	112	-	-	112
Petrochemicals	-	471	-	-	471
Fertilizers and crop protection products	-	389	-	-	389
Flours, oils and grains	-	467	-	-	467
Asphalts	-	85	-	-	85
Goods for resale at gas stations	-	121	-	-	121
Income from services	-	-	-	184	184
Income from construction contracts	-	-	-	433	433
Virgin naphtha	-	160	-	-	160
Petroleum coke	-	192	-	-	192
LNG regasification	-	-	51	-	51
Other goods and services	50	220	177	195	642

	50	15,804	2,458	812	19,124

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,620	-	-	6,620
Gasolines	-	3,493	-	-	3,493
Natural gas (1)	-	7	1,666	-	1,673
Crude oil	-	427	-	-	427
Jet fuel	-	1,047	-	-	1,047
Lubricants and by-products	-	614	-	-	614
LPG	-	379	-	-	379
Fuel oil	-	95	-	-	95
Petrochemicals	-	438	-	-	438
Fertilizers and crop protection products	-	594	-	-	594
Flours, oils and grains	-	224	-	-	224
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	76	-	-	76
Income from services	-	-	-	102	102
Income from construction contracts	-	-	-	99	99
Virgin naphtha	-	181	-	-	181
Petroleum coke	-	249	-	-	249
LNG regasification	-	-	50	-	50
Other goods and services	32	158	99	173	462

	32	14,774	1,815	374	16,995

HORACIO DANIEL MARÍN President

F - 72
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

25. REVENUES (cont.)

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,837	-	-	6,837
Gasolines	-	3,460	-	-	3,460
Natural gas (1)	-	16	1,881	-	1,897
Crude oil	-	76	-	-	76
Jet fuel	-	1,031	-	-	1,031
Lubricants and by-products	-	608	-	-	608
LPG	-	472	-	-	472
Fuel oil	-	198	-	-	198
Petrochemicals	-	495	-	-	495
Fertilizers and crop protection products	-	835	-	-	835
Flours, oils and grains	-	773	-	-	773
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	102	-	-	102
Income from services	-	-	-	120	120
Income from construction contracts	-	-	-	135	135
Virgin naphtha	-	203	-	-	203
Petroleum coke	-	405	-	-	405
LNG regasification	-	-	43	-	43
Other goods and services	51	215	180	129	575

	51	15,898	2,104	384	18,437

(1)	Includes 1,550, 1,398 and 1,473 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2024, 2023 and 2022, respectively.

Sales channels

	2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	7,038	-	-	7,038
Power plants	-	48	450	-	498
Distribution companies	-	-	310	-	310
Retail distribution of natural gas	-	-	488	-	488
Industries, transport and aviation	-	3,922	1,109	-	5,031
Agriculture	-	1,823	-	-	1,823
Petrochemical industry	-	658	-	-	658
Trading	-	1,699	-	-	1,699
Oil companies	-	179	-	-	179
Commercialization of LPG	-	181	-	-	181
Other sales channels	50	256	101	812	1,219

	50	15,804	2,458	812	19,124

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,541	-	-	6,541
Power plants	-	46	412	-	458
Distribution companies	-	-	171	-	171
Retail distribution of natural gas	-	-	170	-	170
Industries, transport and aviation	-	4,202	961	-	5,163
Agriculture	-	1,804	-	-	1,804
Petrochemical industry	-	614	-	-	614
Trading	-	1,043	-	-	1,043
Oil companies	-	141	-	-	141
Commercialization of LPG	-	143	-	-	143
Other sales channels	32	240	101	374	747

	32	14,774	1,815	374	16,995

HORACIO DANIEL MARÍN President

F - 73
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

25. REVENUES (cont.)

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,673	-	-	6,673
Power plants	-	13	461	-	474
Distribution companies	-	-	179	-	179
Retail distribution of natural gas	-	-	308	-	308
Industries, transport and aviation	-	3,890	1,043	-	4,933
Agriculture	-	2,697	-	-	2,697
Petrochemical industry	-	722	-	-	722
Trading	-	901	-	-	901
Oil companies	-	688	-	-	688
Commercialization of LPG	-	177	-	-	177
Other sales channels	51	137	113	384	685

	51	15,898	2,104	384	18,437

Target market

Sales in the domestic market amounted to 16,202, 15,083 and 16,100 for the years ended December 31, 2024, 2023 and 2022, respectively.

Sales in the international market amounted to 2,922, 1,912 and 2,337 for the years ended December 31, 2024, 2023 and 2022, respectively.

Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2024	2023	2022
Argentina	16,371	15,399	16,420
Mercosur and associated countries	1,855	1,309	1,107
Europe	276	171	414
Rest of the world	791	432	816

	19,293	17,311	18,757

As of December 31, 2024, 2023 and 2022 no external client represents 10% or more of the Group’s revenues.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2024		2023		2022
	Non- current	Current	Non- current	Current	Non- current	Current
Credits for contracts included in “Trade receivables” line item	8	1,646	41	993	51	1,490
Contract assets	-	30	-	10	-	1
Contract liabilities	114	73	34	69	-	77

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under contracts for transportation services, sale of fuels and agribusiness products, among others.

During the years ended on December 31, 2024, 2023 and 2022, the Group has recognized 58, 61 and 117, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

HORACIO DANIEL MARÍN President

F - 74
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

26. COSTS

	2024	2023	2022
Inventories at the beginning of the fiscal year	1,683	1,738	1,500
Purchases	4,531	5,106	6,212
Production costs (1)	9,252	8,703	7,704
Translation effect	(10)	(29)	(13)
Inventories write-down	(21)	-	-
Adjustment for inflation (2)	28	18	19
Reclassifications (3)	(7)	-	-
Inventories at the end of the fiscal year	(1,546)	(1,683)	(1,738)

	13,910	13,853	13,684

(1)	See Note 27.

(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)

Corresponds to the balances of our subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 3 “Sale of equity participation in YPF Brasil” section.

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2024, 2023 and 2022:

	2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,066	321	149		14	1,550
Fees and compensation for services	71	257	46		-	374
Other personnel expenses	302	30	15		4	351
Taxes, charges and contributions	180	24	1,006	(1)	-	1,210
Royalties, easements and fees	1,133	-	2		2	1,137
Insurance	93	5	4		-	102
Rental of real estate and equipment	222	1	16		-	239	(4)
Survey expenses	-	-	-		36	36
Depreciation of property, plant and equipment	2,303	46	97		-	2,446
Amortization of intangible assets	28	14	1		-	43
Depreciation of right-of-use assets	258	-	12		-	270
Industrial inputs, consumable materials and supplies	528	4	10		3	545
Operation services and other service contracts	649	13	54		17	733	(4)
Preservation, repair and maintenance	1,706	38	42		20	1,806	(4)
Unproductive exploratory drillings	-	-	-		133	133
Transportation, products and charges	551	-	474		-	1,025	(4)
Provision for doubtful receivables	-	25	66		-	91
Publicity and advertising expenses	-	45	55		-	100
Fuel, gas, energy and miscellaneous	162	13	83		10	268	(4)

	9,252	836	2,132		239	12,459

(1)	Includes 237 corresponding to export withholdings and 594 corresponding to turnover tax.

(2)	Includes 40 corresponding to research and development activities.

(3)

Includes 33 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 43 and 92 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

HORACIO DANIEL MARÍN President

F - 75
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

27. EXPENSES BY NATURE (cont.)

	2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	790	276	136		13	1,215
Fees and compensation for services	50	236	37		-	323
Other personnel expenses	232	26	13		1	272
Taxes, charges and contributions	130	24	765	(1)	-	919
Royalties, easements and fees	1,009	-	2		2	1,013
Insurance	81	3	3		-	87
Rental of real estate and equipment	179	1	16		-	196	(3)
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	2,886	43	87		-	3,016
Amortization of intangible assets	30	7	-		-	37
Depreciation of right-of-use assets	209	-	11		-	220
Industrial inputs, consumable materials and supplies	521	5	12		-	538
Operation services and other service contracts	535	10	59		6	610	(3)
Preservation, repair and maintenance	1,395	29	43		-	1,467	(3)
Unproductive exploratory drillings	-	-	-		21	21
Transportation, products and charges	521	-	491		-	1,012	(3)
Provision for doubtful receivables	-	-	18		-	18
Publicity and advertising expenses	-	36	56		-	92
Fuel, gas, energy and miscellaneous	135	9	55		2	201	(3)

	8,703	705	1,804		61	11,273

(1)	Includes 89 corresponding to export withholdings and 541 corresponding to turnover tax.

(2)	Includes 23 corresponding to research and development activities.

(3)	Includes 75 and 104 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

	2022
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	781	222	116		11	1,130
Fees and compensation for services	46	194	32		1	273
Other personnel expenses	202	19	11		1	233
Taxes, charges and contributions	121	13	954	(1)	-	1,088
Royalties, easements and fees	1,026	-	2		3	1,031
Insurance	71	3	2		-	76
Rental of real estate and equipment	140	1	11		-	152	(3)
Survey expenses	-	-	-		18	18
Depreciation of property, plant and equipment	2,400	61	90		-	2,551
Amortization of intangible assets	29	14	-		-	43
Depreciation of right-of-use assets	202	-	12		-	214
Industrial inputs, consumable materials and supplies	454	2	10		-	466
Operation services and other service contracts	383	10	52		4	449	(3)
Preservation, repair and maintenance	1,206	25	44		1	1,276	(3)
Unproductive exploratory drillings	-	-	-		26	26
Transportation, products and charges	473	-	434		-	907	(3)
Provision for doubtful receivables	-	-	14		-	14
Publicity and advertising expenses	-	82	21		-	103
Fuel, gas, energy and miscellaneous	170	11	91		-	272	(3)

	7,704	657	1,896		65	10,322

(1)	Includes 251 corresponding to export withholdings and 567 corresponding to turnover tax.

(2)	Includes 27 corresponding to research and development activities.

(3)	Includes 63 and 104 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

HORACIO DANIEL MARÍN President

F - 76
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	2024	2023	2022
Lawsuits	(93)	(31)	145
Export Increase Program (1)	76	149	-
Result from sale of assets (2)	6	-	-
Result from changes in fair value of assets held for sale (2)	(260)	-	-
Provision for severance indemnities (2)	(74)	-	-
Provision for operating optimizations (2)	(266)	-	-
Insurance	5	-	-
Miscellaneous	(3)	34	5

	(609)	152	150

(1)	See Note 36.h).
(2)	See Note 11 “Mature Fields Project“ section.

29. NET FINANCIAL RESULTS

	2024		2023		2022
Financial income
Interest on cash and cash equivalents and investments in financial assets	45		221		252
Interest on trade receivables	75		98		55
Other financial income	14		15		13

Total financial income	134		334		320

Financial costs
Loan interest	(670)		(686)		(668)
Hydrocarbon well abandonment provision financial accretion	(342)	(1)	(259)		(174)
Other financial costs	(157)		(204)		(146)

Total financial costs	(1,169)		(1,149)		(988)

Other financial results
Exchange differences generated by loans	17		145		40
Exchange differences generated by cash and cash equivalents and investments in financial assets	(31)		(294)		(199)
Other exchange differences, net	84		1,474		700
Result on financial assets at fair value through profit or loss	232		289		118
Result from derivative financial instruments	(1)		7		(9)
Result from net monetary position	39		37		146
Export Increase Program (3)	3		22		-
Result from transactions with financial assets	(3)		32	(2)	-

Total other financial results	340		1,712		796

Total net financial results	(695)		897		128

(1)	Includes 215 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 11.
(2)	Includes 19 corresponding to the adjustment for inflation of the fiscal year and (41) corresponding to the effect of the translation.
(3)	See Note 36.h).

30. INVESTMENTS IN JOINT AGREEMENTS AND OTHER AGREEMENTS

The Group participates in JA and other agreements that give to the Group a contractually established percentage over the rights of assets and obligations that emerge from the contracts.

The exploration and exploitation JA and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

HORACIO DANIEL MARÍN President

F - 77
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

30. INVESTMENTS IN JOINT AGREEMENTS (cont.)

The assets and liabilities as of December 31, 2024, 2023 and 2022, and expenses for these fiscal years of the JA and other agreements in which the Group participates are as follows:

	2024	2023	2022
Non-current assets (1)	6,286	5,246	4,221
Current assets	579	115	157

Total assets	6,865	5,361	4,378

Non-current liabilities	449	313	294
Current liabilities	769	483	514

Total liabilities	1,218	796	808

Production cost	2,395	2,017	1,435
Exploration expenses	35	10	2

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

As of December 31, 2024, the main exploration and exploitation JA and other agreements in which the Group participates are the following:

Name	Location	Working interest	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste	Neuquén	40.00%	Pan American Energy LLC
Aguada Pichana Este - Área Vaca Muerta	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
Bajada Añelo	Neuquén	50.00%	O&G Developments LTD S.A.
Bajo del Toro	Neuquén	50.00%	YPF
Bandurria Sur	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central - Cañadón Perdido (1)	Chubut	50.00%	YPF
CAN 100	Argentine Continental Shelf	35.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
La Ventana - Río Tunuyán	Mendoza	70.00%	YPF
Las Tacanas	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Narambuena	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L.
Ramos	Salta	42.00%	Tecpetrol S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.

(1)	See Note 11 “Mature Fields Project“ section.

HORACIO DANIEL MARÍN President

F - 78
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of December 31, 2024, the Company’s capital amounts to 3,922 and treasury shares amount to 11 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b.1)) corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419 million of pesos (US$ 1,244 million); (iii) allocate the amount of 28,745 million of pesos (US$ 36 million) to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 million of pesos (US$ 4,236 million) to constitute a reserve for investments.

Until the enactment of Law No. 26,741 described below, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the Class D shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law No. 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploration, exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine National Government and 49% for certain provinces.

During the fiscal years ended December 31, 2024 and 2023, the Company has not repurchased its own shares. During the fiscal year ended December 31, 2022, the Company has repurchased 1,888,798 of its own shares issued for an amount of 28, for purposes of compliance with the share-based benefit plans (see Note 38).

In accordance with the provisions of the LGS and the CNV rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the CNV rules. As of December 31, 2024, the legal reserve has been fully integrated, amounting to 787. Likewise, the Company’s Shareholders’ Meeting has defined voluntary reserves for future dividends, for investments and for purchase of treasury shares. In relation to the reserve for future dividends and in compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the peso. The dividends are declared and distributed based on the last annual audited financial statements in pesos submitted to the CNV.

Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV rules, the balances of the accounts “Acquisition cost of treasury shares” and “Share trading premiums” in the currency of legal tender in Argentina, which is the peso, restricts the distribution of retained earnings. According to the Company’s shareholders’ equity in its functional currency, the restricted balance of retained earnings amounts to 70, 70 and 68 as of December 31, 2024, 2023 and 2022, respectively, of which 28, 30 and 30 correspond to the balance of “Acquisition cost of treasury shares” account and 42, 40 and 38 to the balance of “Share trading premiums” account, as of December 31, 2024, 2023 and 2022, respectively.

When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV rules, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the peso, is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to Articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV rules. When the net balance of “Other comprehensive income” account at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

HORACIO DANIEL MARÍN President

F - 79
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2024	2023	2022
Net profit / (loss)	2,348	(1,312)	2,228
Weighted average number of shares outstanding	392,088,496	391,722,944	392,719,453
Basic and diluted earnings per share	5.99	(3.35)	5.67

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. ISSUES RELATED TO MAXUS ENTITIES

33.a) Legal proceedings

33.a.1) Introduction

At the time of its acquisition by YPF in 1995, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (“TS”), Maxus International Energy Company (“MIEC”), Maxus (US) Exploration Company (“MUSE”) and Gateway Coal Company (“Gateway”) and together with Maxus, TS, MIEC and MUSE, the “Maxus Entities”), would have certain liabilities related to former operations of a previous Maxus subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, the Maxus Entities have been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, as described in Note 33.a.2).

In June 2016, each of the Maxus Entities filed a voluntary petition under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying the cross-claims described in Note 33.a.2.ii). In December 2016, as part of their reorganization process, the Maxus Entities, in their capacity as debtors, filed their proposed plan of liquidation (“Liquidation Plan”) in accordance with the United States Bankruptcy Code. In March 2017, the Maxus Entities and the creditors committee of the Maxus Entities (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated, among other matters, the creation of a liquidating trust (“Liquidating Trust”) and the cancellation of the equity participations of YPF Holdings and YCLH Holdings, Inc (“YCLH Holdings”, formerly CLH Holdings, Inc.) in the Maxus Entities. The Bankruptcy Court approved the Alternative Plan in May 2017, which was confirmed and became effective in July 2017.

HORACIO DANIEL MARÍN President

F - 80
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, YPF Holdings, YCLH Holdings and YPF International (collectively, the “YPF Defendants”), as well as other entities not related to the YPF Defendants, claiming alleged damages in an amount up to 14,000, on the basis of allegations of fraudulent transfers and alter ego liability of the YPF Defendants in connection with corporate restructuring transactions of the Maxus Entities. Throughout the 1990s and 2000s decades, certain restructuring transactions were carried out in respect of the international operations of the Group, including certain operations by the companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of such international operations. For its part, the Liquidating Trust alleged that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable, and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of their liabilities, including the environmental liabilities described in Note 33.a.2.i). The YPF Defendants rejected these allegations made by the Liquidating Trust for considering them without merit and obtained a partial summary judgment decision from the Bankruptcy Court in their favor, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust related to the alleged alter ego damages, as described in Note 33.a.4).

On April 6, 2023, the YPF Defendants, the Liquidating Trust and other companies not related to the YPF Defendants (Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”) signed, among other documents, a settlement and release agreement (“Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described in Note 33.a.4).

33.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code

Following the petition filed by the Maxus Entities with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, the Company only has access to information regarding administrative and judicial proceedings against the Maxus Entities that is published by the competent authorities and/or that is publicly filed by the parties involved in such proceedings, including information published by the United States Environmental Protection Agency (“EPA”).

The development of these administrative and judicial proceedings was relevant to the Company in light of the Liquidating Trust’s request to the Bankruptcy Court that the YPF Defendants be found liable for all liabilities and contingencies of the Maxus Entities, including those that might eventually arise in the future as a result of such proceedings (“all liabilities” theory). However, as described in Note 33.a.4), on June 22, 2022, the Bankruptcy Court granted partial summary judgment in favor of the YPF Defendants, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust relating to the alleged alter ego damages. In rejecting the “all liabilities” theory, the Bankruptcy Court agreed with the YPF Defendants that the alleged alter ego damages required evidence of causation and, therefore, the Liquidating Trust would have to prove that the claimed damages were caused by the alleged alter ego conduct. Moreover, as described in Note 33.a.4), the case brought by the Liquidating Trust has been dismissed.

HORACIO DANIEL MARÍN President

F - 81
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

33.a.2.i) Environmental administrative matters

In 1986 at the time of the sale of Chemicals to Occidental, TS (formerly Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Maxus Entities filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant in the Lister Site continued to be owned by TS. Occidental alleged that under the sale agreement, Maxus made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals´ or Occidental´s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Maxus Entities, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay, which gave rise to, among others, those mentioned below:

-	2014 Feasibility Study and 2016 ROD issued by the EPA for the environmental remediation of the lower 8.3 miles of the Passaic River.

-	Removal actions next to the Lister Site undertaken by TS under the 2008 consent agreement with the EPA.

-

2019 remedial investigation report for the lower 17 miles of the Passaic River, 2020 feasibility study for the lower 17 miles of the Passaic River, and 2021 ROD issued by the EPA for the upper 9 miles of the Passaic River.

-	Feasibility study for the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers.

As of the effective date of the Trust Settlement Agreement, the Oxy Settlement Agreement and the Government Agreement (see Note 33.a.4)), certain administrative proceedings, to which the YPF Defendants are not parties, remained pending.

33.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River

In relation to the alleged contamination in the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005 the DEP sued Maxus, TS, YPF, YPF Holdings, YCLH Holdings, Repsol and other companies, including Occidental (later adding YPF International), before the New Jersey Court seeking remediation of natural resources damages and punitive damages, among other claims. The defendants made responsive pleadings and filings.

In 2008, Occidental filed cross-claims before the New Jersey Court alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF, YPF Holdings, YCLH Holdings and Repsol (later adding YPF International) were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.

In 2013, the DEP entered into a proposed settlement agreement with YPF, YPF Holdings, YPF International, YCLH Holdings, Maxus and TS (“Settlement Agreement”). The Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related to environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, YCLH Holdings, Maxus and TS, recognizing a limited liability of up to 400 collectively, for these and other participants in the litigation if they were found responsible. In return, Maxus would make cash payment of 65 at the time of approval of the Settlement Agreement.

Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay 65 (subject to the same 400 limitation described above).

In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of 65.

HORACIO DANIEL MARÍN President

F - 82
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

Additionally, on December 16, 2014, the New Jersey Court approved a settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of 190 and a sum amounting up to 400 to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.

Following the signing of the aforementioned settlement agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF, YPF International, YPF Holdings, YCLH Holdings and Repsol) remained pending resolution by the New Jersey Court.

However, such cross-claims were stayed as of June 17, 2016, when Maxus, TS, and other affiliated companies each filed a voluntary petition under Chapter 11 with the Bankruptcy Court, as described in Note 33.a.3). On June 28, 2016, at Occidental’s request, the New Jersey Court transferred all remaining claims in the Passaic River litigation from the New Jersey Court to the Bankruptcy Court.

On August 2, 2023, a stipulation of dismissal of all claims was filed in the New Jersey Court, effectuating the immediate dismissal with prejudice of the action as of that same date.

33.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code

On June 17, 2016, each of the Maxus Entities filed a voluntary petition under the United States Bankruptcy Code with the United States Bankruptcy Court. In this context, the Maxus Entities entered into an agreement (“2016 Agreement”) with YPF, YPF Holdings, YCLH Holdings, YPF International and YPF Services USA Corp (“YPF Services”) (together, the “YPF Entities”), to settle all of the Maxus Entities’ claims against the YPF Entities, including any alter ego claims, all of which, in the YPF Entities’ opinion, had no merit.

The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to 63.1 (“DIP Loan”) to finance the Maxus Entities’ activities during a bankruptcy case; and (ii) a payment of 130 to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Maxus Entities might have against the YPF Entities.

On December 29, 2016, the Maxus Entities filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Liquidation Plan foresaw a 130 Settlement Payment under the 2016 Agreement and provided that, if the 2016 Agreement was approved, portions of the 130 Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Maxus Entities would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the 130 Settlement Payment.

The Liquidation Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the 2016 Agreement. In that scenario, the Maxus Entities’ claims against YPF Entities, including the alter-ego claims, would be transferred into a liquidating trust.

On March 28, 2017, the Maxus Entities and the Creditors Committee submitted the Alternative Plan, which did not include the 2016 Agreement with the YPF Entities.

Under the Alternative Plan, the Liquidating Trust could pursue alter ego claims and any other claim belonging to the insolvent’s estate against the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Maxus Entities. As such, the Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, and on April 10, 2017, YPF Holdings gave notice that this situation constituted an event of default under the DIP Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts (12) under the terms of the DIP Loan, which were subsequently returned to YPF Holdings.

HORACIO DANIEL MARÍN President

F - 83
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 33.a.4) hereafter.

33.a.4) Claim of the Liquidating Trust

On June 14, 2018, the Liquidating Trust filed a lawsuit against the YPF Defendants and the Repsol Defendants before the Bankruptcy Court, claiming alleged damages of up to 14,000, on the basis of allegations of fraudulent transfers and liability as the Maxus Entities’ alter ego (“Liquidating Trust’s Claim”). As described above, throughout the 1990s and 2000s decades, several restructuring operations were carried out in respect of the international operations of the Group, including operations of companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, as against the YPF Defendants, the Liquidating Trust alleged that (i) these restructuring transactions constituted fraudulent transfers for which the YPF Defendants were liable and (ii) the YPF Defendants were an alter ego of the Maxus Entities and were responsible for all of the Maxus Entities’ liabilities, including the environmental liabilities described in Note 33.a.2.i). The YPF Defendants rejected such allegations and filed a motion to dismiss the Liquidating Trust’s Claim (“Motion to Dismiss”).

Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, the Repsol Defendants also filed a motion requesting that the Bankruptcy Court dismiss the Liquidating Trust’s Claim. On February 15, 2019, the Bankruptcy Court denied both motions.

On March 1, 2019, the YPF Defendants sought leave to appeal the order dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019, and the parties proceeded to the discovery process.

While the aforementioned appeal was still being considered, on April 1, 2019, the YPF Defendants on one hand, and the Repsol Defendants, on the other hand, answered the complaint initiated by the Liquidating Trust.

Within the framework of the Liquidating Trust’s Claim, during 2019 and 2020 court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which was to have a matter transferred to district court of the respective district rather than a bankruptcy court, (ii) the discovery process, (iii) the filing of a motion to disqualify against the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.

On March 23, 2020, the District Court for the District of Delaware rejected the motions to withdraw the reference raised by the YPF Defendants and the Repsol Defendants as premature.

With regard to the discovery process, the judicial activity mainly included proceedings related to the definition of the documentary and testimonial evidence to be produced in the process. The fact discovery process substantially concluded on October 21, 2021, and the expert discovery process concluded on April 8, 2022.

With regard to the motion to disqualify the attorneys of the Liquidating Trust, on December 19, 2020, the YPF Defendants filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust based on the Company’s understanding that such law firm might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised the YPF Defendants in this process.

On April 6, 2021, the Bankruptcy Court denied such motion for disqualification, a decision that was appealed by the YPF Defendants before the Court of Appeals for the Third Circuit.

On September 9, 2022, the Court of Appeals for the Third Circuit issued a decision affirming the Bankruptcy Court’s decision dismissing the motion for disqualification.

HORACIO DANIEL MARÍN President

F - 84
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against the YPF Defendants and the Repsol Defendants. That motion did not request the entry of a monetary judgment at that time, acknowledging that certain issues should be resolved at trial.

On April 27, 2022, the YPF Defendants and the Repsol Defendants filed their motions for summary judgment as well as their respective oppositions to the motion for summary judgment filed by the Liquidating Trust.

On June 13, 2022, a hearing was held before the Bankruptcy Court for the presentation of the oral arguments related to motions for summary judgment. On June 22, 2022, the Bankruptcy Court rejected the motion for summary judgment filed by the Liquidating Trust stating, among other considerations, that there were relevant matters of fact in dispute that had to be settled at the trial stage. The Bankruptcy Court also partially granted summary judgment in favor of the YPF Defendants rejecting the “all liabilities” theory (responsibility for all Maxus Entities’ liabilities and contingencies) proposed by the Liquidating Trust in relation to the claimed alter ego damages. In rejecting the “all liabilities” theory proposed by the Liquidating Trust, the Bankruptcy Court concurred with the YPF Defendants that the damages claimed by alter ego require evidence of causality, and, therefore, the Liquidating Trust would have to prove that the damages claimed were caused by the purported alter ego behavior. The Bankruptcy Court also stated that the liability for the alleged alter ego behavior of the YPF Defendants and the Repsol Defendants is an issue that would have to be first settled at the trial stage before the amount of damages, if any, can be analyzed.

On September 30, 2022, the Bankruptcy Court confirmed the dates proposed by the parties for trial during the months of March and April 2023. On January 3, 2023, the parties jointly requested a stay of all deadlines and suspension of trial dates, with new trial dates to be held for the period between June 19, 2023, and July 31, 2023. The Bankruptcy Court granted the request that same day.

As mentioned in Note 33.a.1), on April 6, 2023, the YPF Defendants, the Repsol Defendants and the Liquidating Trust signed the Trust Settlement Agreement. Pursuant to the Trust Settlement Agreement, the Liquidating Trust agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of 575, of which the YPF Defendants agreed to pay 287.5 (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 33.a.2.ii)) was also included in the dismissals and releases described above.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants signed a settlement and release agreement (“Oxy Settlement Agreement”) with Occidental and various other Occidental entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, which did not require any payment in addition to the amounts covered by the Trust Settlement Agreement given the benefits to the Oxy Parties under that agreement, the Oxy Parties agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus Entities, the Passaic River and other areas subject to environmental remediation.

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). Given the benefits to the Governmental Parties under the Trust Settlement Agreement, the Government Agreement also did not require any payment in addition to the amounts covered by the Trust Settlement Agreement.

HORACIO DANIEL MARÍN President

F - 85
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

As noted above, the YPF Defendants’ payment to the Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants under the aforementioned agreements, were subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement and a final court order approving the Government Agreement. On August 2, 2023, following satisfaction of all conditions and procedural steps, the YPF Defendants made payment under the Trust Settlement Agreement and the dismissals and releases described above became effective as to the YPF Defendants, including dismissal of all relevant state and federal actions against the YPF Defendants.

33.b) Accounting matters

In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 33.a.2), the Company considered this an event that required reconsideration of whether the consolidation of the Maxus Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.

Generally, when an entity files a reorganization petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Maxus Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the voluntary filing of the reorganization petition under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court ordered otherwise. In addition, the bankruptcy cases filed with the Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s cases, the directors of the Maxus Entities do not have absolute discretion, since any decision outside the ordinary course of business of the Maxus Entities will be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

Additionally, the Alternative Plan approved by the Bankruptcy Court was confirmed and became effective in July 2017, pursuant to which the equity participations of YPF Holdings and YCLH Holdings in the Maxus Entities were cancelled, and, accordingly, these companies ceased having any participation in the Maxus Entities.

In view of the foregoing, the Company understands that it is no longer able to influence the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.

HORACIO DANIEL MARÍN President

F - 86
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES

The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in Note 34.b).

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

34.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina basin in 2003, Northwest basin in 2010, and Austral basin in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.

Concessionary companies in the Neuquina basin areas

The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only inter-jurisdictional situations (such as the Colorado River basin) would fall under its venue. In the second judgment, the CSJN rejected the petition filed by ASSUPA to incorporate Repsol S.A. and the directors who carried their activities in YPF until April 2012 as a necessary third party. The CSJN also rejected precautionary measures and other proceedings related to such request.

As a result of such decision, an individual filed a preventive damage action to reduce presumed damages and prevent future damages (action for repair of damages) consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

Concessionary companies in the Northwest basin areas

On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the court. On April 19, 2017, YPF was notified of the court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect. As of the date of issuance of these consolidated financial statements, the procedural deadlines are suspended until the digitization of the proceedings.

Concessionary companies in the Austral basin areas

On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the court and following several incidents with different codefendants and parties summoned to appear. On June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

HORACIO DANIEL MARÍN President

F - 87
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, in accordance with YPF Privatization Law.

Through its judgment dated July 8, 2008, the CSJN:

-

Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the collective environmental damage would continue being heard by CSJN.

On October 22, 2024, the CSJN issued a final judgement whereby: (i) it terminated the CSJN’s supervision of compliance with the judgement of July 8, 2008; (ii) it terminated the case for the remediation of the collective environmental damage without sentencing any of the 44 defendant companies; (iii) it imposed the costs in the order incurred; and (iv) it decided that the litigation related to the execution of the remediation plan will continue to be processed before the corresponding court. YPF is not a party to such litigation.

In addition to the aforementioned in Note 17.a.4) related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring activities carried out routinely by YPF have allowed to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo Refinery, which led to the implementation of a program for the survey, assessment and remediation of environmental damages, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been recognized in the “Provision for environmental liabilities” account of the “Provisions” line item in the statement of financial position.

Regarding the environmental damage to the aquifer surrounding the Luján de Cuyo Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.

HORACIO DANIEL MARÍN President

F - 88
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

34.b.2) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (“District Court”), and against the Republic of Argentina (“Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 31). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (“Court of Appeals”) held that the District Court had jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (“Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases. Fact discovery concluded on August 27, 2021.

Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic. In their opening briefs, YPF and the Republic each argued that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26, 2022 and June 23, 2022, respectively.

On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs and accordingly dismissed Plaintiffs’ claims against YPF.

In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

HORACIO DANIEL MARÍN President

F - 89
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.

On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.

The appeals filed by the parties in these proceedings were fully briefed as of September 6, 2024. The Second Circuit Court of Appeals will set a date for oral argument.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024. The District Court may, but is not required to, hold oral argument prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an alter ego of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. As of the date of issuance of these consolidated financial statements, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic, and the District Court’s order on discovery is not a ruling accepting Plaintiffs’ alter ego theory.

On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition and YPF filed its reply.

On November 15, 2024, the District Court stayed alter ego discovery from YPF, pending the Court’s consideration of supplemental briefing by YPF, the Republic and Plaintiffs on certain issues currently before the Court. The supplemental briefing was completed on January 24, 2025.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

34.b.3) Claims before the CNDC

•	Claims for fuels sale prices

The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.

34.b.4) Other claims

Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the ARCA and provincial and municipal tax authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

HORACIO DANIEL MARÍN President

F - 90
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

In fiscal year ended December 31, 2024, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2024 are described below:

•	Offshore exploration permits AUS 105 and AUS 106

On November 1, 2024, Decrees No. 975/2024 and No. 976/2024 were published in the BO, through which Equinor Argentina AS (Sucursal Argentina) was authorized to assign in favor of YPF 35% of its interest in the exploration permits in the offshore blocks AUS 105 and AUS 106, respectively.

35.b) Investment agreements and commitments and assignments

The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and commitments, and assignments executed in fiscal years ended December 31, 2024, 2023 and 2022 are described below:

•	Transportation concession for the Vaca Muerta Norte oil pipeline

On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an crude oil transportation concession associated with the La Amarga Chica Hydrocarbon Unconventional Exploitation Concession, which includes the construction of an crude oil pipeline from La Amarga Chica to the Puesto Hernández blocks for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these consolidated financial statements, the assignment by YPF to other companies of the oil and gas industry of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.

35.c) Contractual commitments

The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, LPG and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net profit or loss for the year or period in which they were identified.

The Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm natural gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of issuance of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

As of December 31, 2024, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 1,994.

35.d) Granted guarantees

As of December 31, 2024, the Group issued bank guarantees for an amount of 12. YPF assumed other commitments for an amount of 77 in relation to compliance with obligations of its subsidiaries and joint ventures.

YPF has opened a reserve and payment account in New York for holders of Class XVI NO, whose balance as of December 31, 2024, 2023 and 2022 is 165, 138 (of which there was an outstanding amount of 40 to reach the total amount of 178) and 160 (of which there was an outstanding amount of 25 to reach the total amount of 185), respectively, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.

On January 2024, YPF has opened a reserve and payment account in New York for holders of Class XXVIII NO, whose balance as of December 31, 2024 is 48, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.

HORACIO DANIEL MARÍN President

F - 91
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS

The main regulatory framework under which the Group carries on its business activities is described below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.

36.a) Regulations applicable to the hydrocarbon industry

36.a.1) Hydrocarbons Law

Law No. 17,319 was enacted on June 23, 1967, and along its effective term, it received numerous amendments, one of them was introduced in 2014 by Law No. 27,007 (“Hydrocarbons Law”).

The Hydrocarbons Law lays down the principles governing the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. Also, the Bases Law (see Note 36.j)) incorporated amendments to the Hydrocarbons Law. The most relevant aspects are as follows:

-

Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Also, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not registered are not authorized to undertake activities in oilfields located in Argentine territory.

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The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective: (i) permit for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) permit for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years; and (iii) permit for exploration in continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in continental shelf and territorial waters: 30 years. Also, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

Since the issuance of the Bases Law (see Note 36.j)), the request for conversion of a conventional exploitation concession into an unconventional exploitation concession will only be available until December 31, 2028, and its term will be 35 years without extensions.

Additionally, for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law.

-

Holders of exploitation concessions may obtain a transportation concession to evacuate their production. Thus, the term of transportation concessions originating from a conventional exploitation concession will be 25 years, and those originating from an unconventional exploitation concession will be 35 years, counted from the date of the concession award plus any extension of the terms which may be granted.

Since the issuance of Decree No. 115/2019, the term of transportation concessions awarded through a bidding process will be 35 years from the date of award, which may be extended for an additional term of 10 years. Additionally, holders of transportation concessions granted from the effective date of such decree and expansions of facility capacity in transportation concessions granted prior to such date and carried out thereafter, may ensure firm service capacity to shippers through capacity reservation contracts. These contracts may be freely negotiated regarding their allocation modality, prices and volumes. The uncontracted capacity and the unused contracted capacity shall be subject to the tariff to be approved by the enforcement authority.

Through the Bases Law, the legal figure of “transportation concession” changes to the figure of “transportation authorization”. Also, it establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Bases Law will continue under the legal figure of “concession” and governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

HORACIO DANIEL MARÍN President

F - 92
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Decree No. 1,057/2024 established the following distinction: (i) transportation concessions for holders of exploitation concessions; (ii) transportation concessions for non-holders of exploitation concessions; (iii) transportation authorizations for holders of exploitation concessions; (iv) transportation authorizations for non-holders of exploitation concessions; (v) transportation authorizations that are part of refining complexes and their related storage facilities; and (vi) transportation authorizations for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction, and/or any other process of hydrocarbon industrialization.

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Holders of exploration permits and exploitation concessions shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate up to 5% considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit, to the tax regime established under the Hydrocarbons Law.

Since the issuance of the Bases Law, the royalties to be paid to the enforcement authority in exploitation concession bidding processes will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage at the bidder’s discretion.

Additionally, the fee for each square kilometer or fraction thereof that a holder of an exploration permit must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

-	Since the issuance of the Bases Law, international trade of hydrocarbons and/or its derivatives will be free, according to the terms and conditions established by the PEN.

-	Exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection.

Decree No. 1,057/2024 established that the free exercise of the right to export hydrocarbons and/or their derivatives may not be interrupted, nor be reviewed again once certain deadlines have passed, during the entire period or program of shipments or deliveries not objected to by the SE, and the requirements established in said decree must be complied with for this purpose, except in the event of exceptional circumstances which objectively compromise the security of supply in the domestic market. For those exports of hydrocarbons and/or their derivatives whose period or program of shipments or deliveries exceeds 1 year, the interested party must prove the right to dispose of the export volumes and in the deadlines committed.

Likewise, it provided that the SE may object in whole or in part to the export of hydrocarbons and/or their derivatives, only based on the technical and/or economic reasons that affect the security of supply in the domestic market. Additionally, it establishes that the SE may object totally or partially to exports due to significant and unforeseen variations in the prices of hydrocarbons and/or their derivatives in the domestic market, on a temporary basis and until this situation has ended.

-

Through the Bases Law, hydrocarbon processing and natural gas storage activities are incorporated, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

-

Owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from them to subsequent industrialization or commercialization process centers and/or facilities.

Decree No. 1,057/2024 establishes that for the holders of such projects and/or facilities whose construction, installation or operation had been authorized prior to the entry into force of the Bases Law, it is not mandatory to process the conversion to authorizations under the scheme of said law.

-	Those authorized to process hydrocarbons are required to process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities.

HORACIO DANIEL MARÍN President

F - 93
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Additionally, the Bases Law incorporated amendments to the Hydrocarbons Law regarding the regulations applicable to the transportation, storage, distribution and commercialization of natural gas, which are described in Note 36.c.1).

Also, title to hydrocarbon resources was transferred by the Argentine Government to the provinces under the following laws and decisions which amended the Hydrocarbons Law:

-	In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the provinces where they are located.

-	In 1994, the Argentine National Constitution was amended. Under this amendment, the provinces were granted the primary control of natural resources within their territories.

-

In 2003, under Decree No. 546/2003, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the provinces.

-

In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with Article 124 of the Argentine National Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the provinces and granted them right to administer such reservoirs.

36.a.2) YPF Privatization Law

In 1992, Law No. 24,145 (“Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.

36.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.

On December 16, 2021, the Province of Nequén published Decree No. 2,183/2021 whereby approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of a CENCH in the province.

The aforementioned resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for a CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.

36.b) Regulations applicable to the Downstream business segment

36.b.1) Regulation related to liquid hydrocarbon exports

Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and SRH Resolution No. E-241/2017, as amended by SSHyC Resolution No. 329/2019.

In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.

On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border crude oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

HORACIO DANIEL MARÍN President

F - 94
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Decree No. 1,057/2024 (see Note 36.j)) provided that the SE shall keep a record of the export operations that were notified, those that were objected to, and those that were actually carried out. This decree establishes that, until its repeal or modification is ordered, exclusively with regard to the registration of such operations, Decree No. 645/2002, SRH Resolution No. E-241/2017 and its amendment Disposition No. 329/2019 of the SSHyC, and Resolution SE No. 175/2023 will continue to be applicable. In addition, it determines that the SE must make the corresponding regulatory adjustments for these and all other regulations referring to exports of hydrocarbons and/or their derivatives in order to comply with the objectives established in the Bases Law (see Note 36.j)) and the Hydrocarbons Law (see Note 36.a.1)).

In addition, the provisions regulating the export of hydrocarbons and/or their derivatives are described in the Hydrocarbons Law (see Note 36.a.1)).

36.b.2) Refined products

Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established specifications for grades 2 and 3 of diesel and gasoline, which include changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil and gas companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil and gas companies had to submit to the enforcement authority a detailed schedule of the investment program for the following years.

Through SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 2 and diesel grade 2, and the deadline to meet these requirements regarding sulphur content in gasoline grade 2 was extended since January 1, 2024. As of that date, the specifications that apply to gasoline grade 2 establish a maximum sulphur content of 50 mg/kg.

However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil and gas company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until December 31, 2025. Therefore, the Company is currently executing the last activities in compliance with the applicable resolution, having completed those related to the La Plata Industrial Complex.

36.c) Regulations applicable to activities of the Gas and Power business segment

36.c.1) Transportation, processing, storage, distribution and commercialization of natural gas

Law No. 24,076 (“Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, regulate natural gas public transportation and distribution services. Likewise, the Bases Law (see Note 36.j)) incorporated amendments to the Gas Law.

The Gas Law also created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas. The Bases Law created the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the ENARGAS functions.

Natural gas transmission and distribution systems are divided into 2 main natural gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Also, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.

The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereinafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

HORACIO DANIEL MARÍN President

F - 95
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand and established the right to transfer the acquisition cost of natural gas to users of the distribution system.

However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (“Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).

In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019 - March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in Article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).

From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 36.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

The sale of natural gas to the thermoelectric generation segment is regulated by former SE Resolution No. 95/2013, Article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuels without cost to generators which do not have natural gas supply contracts currently in force.

Also, sales to the industrial segment, as well as to the CNG segment (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), the figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs” was incorporated. Additionally, the possibility for holders of an underground natural gas storage permit to apply for a hydrocarbon transportation authorization was established.

Likewise, Decree No. 1,057/2024 regulated the distinction of types of concessions, authorizations and transportation licenses, identifying natural gas transportation licenses and/or their extensions granted under the Gas Law.

Additionally, through the Bases Law (see Note 36.j)), the Hydrocarbons Law was amended incorporating the activities of processing and storage of natural gas, as described in Note 36.a.1). Likewise, the possibility to request authorization to transport hydrocarbons for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process.

HORACIO DANIEL MARÍN President

F - 96
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Decree No. 1,053/2018

Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in U.S. dollars, which resulted in a reduction in the price of natural gas applicable to the October 2018 - December 2018 period, with no agreement being reached regarding the exchange rate differences to be contemplated.

On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of natural gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.

Also, this decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.

On October 25, 2019, YPF adhered to the regime established under such decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.

On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.

The Company filed administrative claims with the Ministry of Economy requesting the payment of the second to the thirtieth installment under the regime plus interest and additional claims, which as of the date of issuance of these consolidated financial statements have not yet been resolved.

36.c.2) Exports of natural gas and LNG

Natural gas

Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.

Also, since 2016, the natural gas export regime was modified by numerous successive regulations whose final purpose was to safeguard domestic market supply restricting natural gas exports.

Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the Procedure to Obtain Natural Gas Export Licenses was established, providing that in order to obtain an export license, the domestic market supply should be secured. This procedure was later overruled by SGE Resolution No. 417/2019.

At present, natural gas exports are subject to SE Resolution No. 360/2021 modified by Resolution No. 774/2022, which specifies the terms and conditions of the Process to Award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 36.d.1)) to producers holding export licenses.

In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), natural gas exports were approved following the same terms and conditions as for liquid hydrocarbon exports as described in Note 36.a.1).

HORACIO DANIEL MARÍN President

F - 97
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Regarding natural gas infrastructure, Decree No. 1,057/2024 established that in the case of exports that involve the construction of new natural gas pipelines or new connections to them and/or new facilities, the SE’s non-objection to the export of natural gas will not imply authorization for their construction or new natural gas pipeline connections, which will be authorized through the relevant procedures.

LNG

On July 27, 2021, SE Resolution No. 706/2021 was published, which created a registry of LNG operators and regulated export activities. In order to obtain an export permit, LNG exporters are required to register in the respective category and ensure they have offered the possibility to acquire such product to potential domestic market agents which might be interested.

The resolution mentioned above also establishes that the enforcement authority may issue firm LNG export permits for a term of up to 20 years, having previously evaluated that the domestic supply of natural gas would not be affected considering the characteristics of the project and the possible impact on natural gas transportation capacity, at any stage of the production process. This permit may not be subsequently revoked or interrupted to ensure domestic market supply.

In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), a special regime was established for long-term firm export authorizations for LNG export permits. The SE will have to verify the sufficiency of natural gas resources in Argentina to supply local demand and LNG export projects, and may oppose the request for export authorization, based, among others, on the lack of availability of natural gas.

In case the SE does not object to the request, it will issue a “free LNG export authorization” granting firm export rights for 30 years from the start-up of the liquefaction plant or its expansions, and may not be subject to interruptions, restrictions or redefinitions in the future, and which may be transferred to third parties if certain conditions are met.

36.c.3) Regulatory requirements applicable to natural gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions, the Distribution License and the Transfer Agreement lay down the legal framework for Metrogas’ activities.

The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors of the natural gas, and the transfer of Metrogas’ shares.

Natural gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.

Distribution License

The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of 35 years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.

Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.

Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

HORACIO DANIEL MARÍN President

F - 98
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

In 2024, through the Bases Law, regulated by Decree No. 1,057/2024 (see Note 36.j)), the providers of public natural gas distribution and transportation services are allowed to request the renewal of their licenses for an additional 20-year period.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

Also, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.

The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposal, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the natural gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

Additionally, the Distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

Tariff schemes and tariff renegotiations

With the enactment of the Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This law provided for the conversion into pesos of tariffs established in convertible U.S. dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas’ Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.

Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (“Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Minute, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.

Notwithstanding the variables contemplated for the RTI and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which significantly modified the economic and financial equation provided for in the RTI and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.

In consideration of the aforementioned, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

HORACIO DANIEL MARÍN President

F - 99
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

On December 23, 2019, Law No. 27,541 (“Solidarity Law”) was published in the BO, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTI and authorized the PEN to administratively intervene the ENARGAS for the term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published in the BO, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published in the BO, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

On December 18, 2023, Decree No. 55/2023 was published, ordering the commencement of the RTI (see Note 36.c.6)).

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff schemes and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transaction tariff schemes as from May 2024. Notwithstanding, the tariff updates for the months of May, June and July 2024 were deferred and therefore not carried out by instruction from the Ministry of Economy to ENARGAS, which generated a challenge by Metrogas to these instructions.

On June 6, 2024, ENARGAS Resolution No. 260/2024 was published in the BO, approving the transition tariff schemes and rates and charges for services to be applied by Metrogas as from such date. See Note 36.d.1).

On November 4, 2024, ENARGAS Resolution No. 737/2024 was published in the BO, approving the transition tariff schemes to be applied by Metrogas as from such date. See Note 36.d.1).

On December 3, 2024, ENARGAS Resolution No. 828/2024 was published in the BO, approving the transition tariff schemes to be applied by Metrogas as from such date. See Note 36.d.1).

On January 30, 2025, ENARGAS Resolution No. 60/2025 was published in the BO, approving the transition tariff schemes to be applied by Metrogas as from February 1, 2025. See Note 36.d.1).

These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

Procedure for the compensation of the lower revenues received by distributors from their users for benefits and / or bonuses and for higher costs of unaccounted natural gas

MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Also, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.

This procedure complies with Article 20.2 of the Standard License approved by Decree No. 2,255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.

HORACIO DANIEL MARÍN President

F - 100
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Note from ENARGAS related to YPF’s equity interest in Metrogas

On December 28, 2016, Metrogas received a Note from ENARGAS, requesting to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with Article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013, and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current natural gas market situation, in order to comply with Article 34 of the Gas Law.

On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its equity interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal is pending resolution.

36.c.4) Regulatory framework associated with the LPG industry

Law No. 26,020, enacted in 2005 (“LPG Law”) lays down the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declaring them of public interest. It also establishes the free import of LPG, regardless of the restrictions or other measures established by the PEN where the product is subject to subsidies in the country of origin, and the free export of LPG once the supply of the domestic demand is ensured.

Under the LPG Law, which provides for the creation of a trust fund to finance bottled LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched several programs stimulating the supply of the domestic market (see Note 36.d.2)).

36.c.5) Regulatory framework associated with electric power generation

The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and No. 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the Regulatory Framework is supplemented with specific regulations issued to promote their development (see Note 36.c.5) “Renewable energies” section).

Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into 4 categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see Note 36.c.5) “WEM” section), where generators of electric power are one of its players.

Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation by natural gas, petroleum liquids such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the state to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.

In turn, the provinces can regulate the electrical systems within their relevant territories, being their enforcement authority. However, if a participant of the provincial electrical sector connects to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

HORACIO DANIEL MARÍN President

F - 101
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Argentina’s Electricity Regulator (“ENRE”, by its acronym in Spanish) is the agency regulating, auditing and controlling the electric power industry. The Bases Law created the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the ENRE’s functions.

CAMMESA

CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, Article 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.

On January 28, 2025, SE Resolution No. 21/2025 was published in the BO, which, among other issues, provided that generators are authorized to make their fuel purchases, and their own fuels valued at the reference price and accepted in the Variable Cost of Production (“CVP” by its acronym in Spanish) statements will be recognized. Also, spot generators will be able to manage their own fuel and CAMMESA will continue to act as fuel supplier of last resort in the event that the spot generator opted not to do so. As of the date of issuance of these consolidated financial statements, the SE has not issued the regulatory, complementary and clarifying rules required for the implementation of this resolution.

WEM

The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers, a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load center (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.

Price of electricity dispatch and spot market

In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price considering the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.

Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and co-generation; and resolutions by the SE implementing new remuneration mechanisms for the power energy generation sector.

On February 26, 2020, SE Resolution No. 31/2020 set the conversion to pesos of the remuneration of generation units not committed under contracts (set in U.S. dollars since former SEE Resolution No. 19/2017). Subsequently, the SE, through new resolutions has been determining increases in the aforementioned remuneration regime.

As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

HORACIO DANIEL MARÍN President

F - 102
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Renewable energies

In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the Use of Renewable Energy Sources, subsequently amended in 2015 by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.

Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:

-

Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (i) the joint purchase system (through CAMMESA); (ii) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (iii) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.

-

The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, No. 252/2016, No. 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

36.c.6) Decree No. 55/2023 “Emergency in the national energy sector”

On December 18, 2023, Decree No. 55/2023 was published in the BO declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it will be effective until December 31, 2024. Such decree established: (i) the commencement of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.

On December 18, 2023, ENARGAS Resolution No. 704/2023 was published in the BO in order to put into consideration through public hearing: (i) the transitional adjustment of tariffs for the public service of natural gas transportation and natural gas distribution through networks; (ii) the transfer to tariffs of the price of purchased natural gas; (iii) the determination of the monthly price update for tariffs of the public service of natural gas transportation and natural gas distribution through networks; (iv) the treatment of the impact of the price of natural gas on UNG; and (v) the reversal of the Gasoducto Norte pipeline. On February 15, 2024, ENARGAS Resolution No. 52/2024 was published in the BO which declared the validity of the aforementioned public hearing and established that the approval of the transitory tariffs will take place within 30 days of the publication of this resolution.

On November 20, 2024, Decree No. 1,023/2024 was published in the BO extending the emergency of the national energy sector until July 9, 2025. Also, it provided: (i) the extension of the intervention of ENRE and ENARGAS until the constitution, commencement and appointment of the members of the Board of Directors of “Ente Nacional Regulador del Gas y la Electricidad”; and (ii) that the entry into force of the tariff schemes resulting from the RTI initiated pursuant to Decree No. 55/2023 may not exceed form July 9, 2025.

36.d) Incentive programs for hydrocarbon production

36.d.1) Incentive programs for natural gas production

With the purpose of increasing production and the offer of natural gas in the domestic market, considering the Argentina’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:

Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”)

By MINEM Resolution No. 46-E/2017 Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina basin from March 1, 2018 until December 31, 2021.

Compensations under Resolution 46 Program would be paid as follows: 88% to producing companies and 12% to the province where the concession included in the program is located.

HORACIO DANIEL MARÍN President

F - 103
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Within this context, the Company filed administrative objections to several payment resolutions in relation to the concessions for which it obtained adhesion. As of the date of issuance of these consolidated financial statements, the SE has not issued any resolution on this respect.

Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)

On November 16, 2020, Decree No. 892/2020 was published in the BO, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competitive system for the formation of natural gas prices.

The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between natural gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanism allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Also, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to end-users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.

Additionally, participating producers shall undertake to reach a production curve per basin that ensures the maintenance and/or increase of current production levels, according to bids presented. If the production curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added is not complied with.

On November 24, 2020, SE Resolution No. 317/2020 was published in the BO, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods from 2021 to 2024.

On December 16, 2020, SE Resolution No. 391/2020 (supplemented by SE Resolution No. 447/2020) was published in the BO, which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of 30 Mm3/d). From the total committed volume, 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.

On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published in the BO, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the such annex.

As of December 31, 2024, the Company has received compensations from the National Government for an accumulated total amount of 469.

HORACIO DANIEL MARÍN President

F - 104
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On November 4, 2022, Decree No. 730/2022 was published in the BO, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and buyers, ensuring free price formation and price transparency under Plan GasAr 2023-2028, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.

In addition, the Plan GasAr 2023-2028 modifies the scheme for natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.

On December 23, 2022, SE Resolution No. 860/2022 was published in the BO, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and sub-distribution licensees, ENARSA and CAMMESA, from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m3/d; and (iii) the award of natural gas volumes to suppliers. Under this resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m3/d (“Base Gas January”) and a natural gas volume in the winter period of up to 3,250,000 m3/d (“Peak Gas 2024”) under the Plan GasAr 2023-2028.

On September 27, 2023, SE Resolution No. 799/2023 was published in the BO, awarding the Company monthly volumes of natural gas supply to the Northwest basin for the October 2023 - December 2028 period under the Plan GasAr 2023-2028.

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On 5 June 2024, SE Resolution No. 93/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published in the BO, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 36.c.2).

On December 3, 2024, SE Resolution No. 386/2024 was published in the BO, approving the natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from December 2024.

HORACIO DANIEL MARÍN President

F - 105
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

On January 31, 2025, SE Resolution No. 25/2025 was published in the BO, approving the natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from February 2025.

On March 5, 2025, SE Resolution No.111/2025 was published in the BO, approving the natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from March 2025.

36.d.2) Incentive programs for the domestic supply of LPG

With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to low-income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:

Bottle-to Bottle Program

Concerning the bottled LPG segment, the LPG Law (see Note 36.c.4)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, y 15-kg bottles for low-income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish reference prices.

In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose fo this program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15-kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the reference prices applicable on each ocassion to bottled LPG for residential use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

On August 19, 2024, SE Resolution No. 216/2024 was published in the BO, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with an uncapped reference price system.

On January 24, 2025, SE Resolution No. 15/2025 was published in the BO, which established that producers’ sales prices to fractionators must not exceed the export parity price. Likewise, producers must ensure that LPG is continuously and sufficiently available for the domestic market.

Propane Network Agreement

In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the Ministry of Economy entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Later, under Law No. 26,019 of 2005, Law No. 26,546 of 2009 and Decree No. 496/2023, the agreement was authorized to be extended until December 31, 2023. A new Propane Network Agreement was signed and its term was extended to December 31, 2024.

The agreement guarantees the supply of a given volume of propane gas to distributors and sub-distributors of propane gas through networks at a given price and the payment of an economic compensation to LPG producers for their lower revenues.

36.d.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified in 2014 by Law No. 27,007 and reduced to 250).

HORACIO DANIEL MARÍN President

F - 106
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

The following are the main benefits established for entities reached by this regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the commencement of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of Article 6 of Law No. 17,319, entities included in the regime will be entitled to obtain, from fifth year following the approval and commencement of their respective projects with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable. See Note 36.h), “Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013” section.

36.e) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 36.j)) created the RIGI, regulated by Decree No. 749/2024 published in the BO on August 23, 2024, General Resolution No. 1,074/2024 of the Ministry of Economy published in the BO on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published in the BO on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the enforcement authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the enforcement authority.

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

36.f) Tax regulations

36.f.1) Income tax

Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2024, 2023 and 2022 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

HORACIO DANIEL MARÍN President

F - 107
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

On June 16, 2021 Law No. 27,630 was published in the BO, introducing the following amendments to the Income Tax Law:

-

The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.

-	The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.

Income tax pre-payment for taxpayers with extraordinary income

On August 16, 2022, AFIP General Resolution No. 5,248/2022 was published in the BO, which established a one-time extraordinary pre-payment on account of income tax applicable to companies meeting one of the following conditions in fiscal year 2021 or 2022: (i) the amount of income tax determined is equal to or higher than 100 million pesos; and/or (ii) the taxable income, before any tax loss carryforwards, is equal to or higher than 300 million pesos. This pre-payment is determined as follows: (i) for taxpayers whose pre-payments calculated under the general mechanism are higher than 0 pesos, 25% of the base pre-payment already being applied; and (ii) for remaining taxpayers, 15% of taxable income without considering the tax loss carryforwards.

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published in the BO, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million pesos; and (ii) have not determined any income tax. This extraordinary pre-payment is estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.

Budget Law 2023 - Deferral of tax adjustment for inflation

On December 1, 2022, Law No. 27,701 was published in the BO, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million pesos.

36.f.2) Personal assets tax - Substitute taxpayer

Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders and is based on the equity value (following the equity method), or the carrying amount of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.

36.f.3) Fuels tax

From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based on regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.

Later, under the Tax Reform, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

HORACIO DANIEL MARÍN President

F - 108
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On June 16, 2022, Decree No. 329/2022 was published in the BO, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax. The RIAIC was applicable to diesel imports and crude oil transfers from June 16 to August 16, 2022, that meet certain requirements established in said decree and its corresponding regulation.

On February 22, 2023, Decree No. 86/2023 was published in the BO through which the RIAIC is reestablished, recognizing an amount equivalent to what refining companies and/or integrated refiners must pay as fuel tax for diesel and gasoline imports made between January 1 and February 28, 2023, which could be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said decree and its corresponding regulation.

On July 10, 2023, SE Resolution No. 570/2023 was published in the BO, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023, to April 30, 2023, that meet certain requirements established in said decree and its corresponding regulation.

On September 7, 2023, Decree No. 461/2023 was published in the BO, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023, to October 31, 2023, that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published in the BO, which extended the effective term of the provisions of Decree No. 461/2023 for all import operations of diesel and/or gasoline carried out until November 30, 2023.

36.f.4) Regime for the regularization of taxes

On August 26, 2020, Law No. 27,562 “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework” was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized enterprises (“MSMEs”) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previously comply with the requirement to repatriate at least 30% of those assets within 60 days from the date they adhered to the regime (including shareholders holding at least 30% of the capital stock).

The regime allowed to include obligations past due as of July 31, 2020 and established a cash discount or plans from 48 to 120 installments, depending on the type of debt and taxpayer, subject to a 2% fixed monthly interest rate in the first 6 installments and BADLAR rate in pesos at private banks from the seventh installment.

Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.

On November 11, 2021, Law No. 27,653 “Tax Relief Law to Strengthen the Recovery of Economic and Social Activities Affected by the COVID-19 Pandemic” was published in the BO, which (i) extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562 extending its deadlines and further covering obligations past due as of August 31, 2021; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity interest in excess of 40% of the principal outstanding amount were written off and payment in plans of up to 72 installments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled such tax debt established under Law No. 27,541.

In addition, AFIP General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, which was extended to April 29, 2022, by AFIP General Resolution No. 5,181/2022 published in the BO on April 1, 2022.

HORACIO DANIEL MARÍN President

F - 109
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

36.f.5) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On July 24, 2023, Decree No. 377/2023 was published in the BO, through which the scope of the PAIS Tax established by Law No. 27,541 of 2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.

The rates applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations. On December 13, 2023, Decree No. 29/2023 was published in the BO, which increased the rates mentioned in items (ii) and (iii) to 17.5%.

On September 2, 2024, Decree No. 777/2024 was published in the BO, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.

On December 24, 2024, the PAIS Tax ceased to be in effect.

36.f.6) Tax benefits for price agreements

On August 26, 2023, Decree No. 433/2023 was published in the BO, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy or adjusting those agreements already in effect. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.

36.g) Customs regulations

36.g.1) Export duties

Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and related to Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such decrees and their supplementary regulations (see Note 36.h)).

Hydrocarbons

Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

On May 19, 2020, Decree No. 488/2020 was published in the BO, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent crude oil price is equal to or below 45 US$/bbl) to 8% (where the Brent crude oil price is equal to or above 60 US$/bbl), which was effective until December 2021.

On December 31, 2020, Decree No. 1,060/2020 was published in the BO, establishing a 4.5% export duty rate on goods included in Chapter 29 of the Mercosur Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

HORACIO DANIEL MARÍN President

F - 110
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Agricultural products

On March 4, 2020, Decree No. 230/2020 was published in the BO, which established a 33% tax (maximum tax rate allowed under Law No. 27,541) on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.

On October 5, 2020, Decree No. 790/2020 was published in the BO, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively, from January 2021. From March 2022, all export duties for the products mentioned above were set in 33%. As of January 2023, the export duties established by Decree No. 790/2020 were restored.

On January 27, 2025, Decree N° 38/2025 was published in the BO, which established a temporary reduction in export duties for products such as soybean, soybean byproducts, grains, among others. The new rates were fixed at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum, which will be in effect until June 30, 2025.

36.g.2) Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published in the BO, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published in the BO, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the SE to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.

On December 29, 2023, by AFIP General Resolution No. 5,476/2023, the provisions of AFIP General Resolution No. 5,339/2023 were extended until June 30, 2024, eliminating the temporary restrictions for computing VAT collections.

Subsequently, through AFIP General Resolution No. 5,520/2024 of July 1, 2024 and ARCA General Resolution No. 5,624/2024 of December 30, 2024, the provisions established by AFIP General Resolution No. 5,339/2023 and its amendments were extended until June 30, 2025.

On February 28, 2025, by ARCA General Resolution No. 5,655/2025, all the provisions described above were repealed. Such resolution is applicable to final imports completed as from March 1, 2025.

HORACIO DANIEL MARÍN President

F - 111
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

36.h) Regulations related to the Foreign Exchange Market

The requirements for access to the Foreign Exchange Market established by BCRA for payments of imports of goods and services, principal and interest payment under cross-border financial indebtedness and payment of profits and dividends, among others, are described below:

-	Prior BCRA approval to make payments of principal, interest accrued until December 31, 2024, default interest or similar under intercompany cross-border financial indebtedness.

-

The obligation to settle through the Foreign Exchange Market within a given term all funds received abroad resulting from repayment of loans granted to third parties, the release of term deposits or the sale of assets, to the extent the asset was acquired, the deposit made or the loan granted after May 28, 2020.

-	The mandatory refinancing of principal under cross-border financial indebtedness and foreign currency debt security issuances that was scheduled to be paid from October 15, 2020 to December 31, 2023.

In relation to refinancing, repurchase or redemption of debt, resident issuers are now allowed to access the Foreign Exchange Market to pay the premiums, interest and expenses related to such refinancings, repurchases or redemptions in foreign currency abroad, when the requirements established in the ordered text of the regulations on foreign exchange of the BCRA (“Foreign Exchange Regulations”) are met.

Likewise, the BCRA established general requirements to access the Foreign Exchange Market without need for prior BCRA approval, which include submitting a sworn statement declaring:

-

That all its foreign currency holdings in Argentina are deposited in local bank accounts, and that it does not hold foreign available liquid assets or certificates of Argentine deposits representing foreign shares (“CEDEAR”) for an aggregate amount in excess of US$ 100,000.

-

That during the 90 calendar days immediately preceding the date of access to the Foreign Exchange Market, it has not performed any sale for foreign currency, exchange for foreign assets or transfer abroad of securities issued by resident issuers, purchase with pesos of securities issued by non-resident issuers, CEDEAR or foreign private debt securities issuances, or delivery of local currency funds or other local assets in exchange for foreign assets, cryptoassets or securities deposited abroad, and undertakes not to perform such type of transactions in the 90 calendar days following such access.

-

That in the 90 calendar days immediately preceding the date of access to the Foreign Exchange Market it has not delivered, in Argentina, local currency funds or other local liquid assets to its directly controlling shareholders or entities that are part of its economic group, unless certain conditions established in the Foreign Exchange Regulations are complied with.

During 2024, the BCRA issued communications establishing exceptions to the aforementioned requirements, pursuant to which it allows:

-	The transfer of securities to securities depositaries abroad for purposes of participating in tender offers of debt securities.

-	Access to the Foreign Exchange Market to acquire from a foreign investor equity interests in resident companies, when the requirements established in the Foreign Exchange Regulations are met.

-

Access to the Foreign Exchange Market to pay interest under commercial debts resulting from intercompany imports of goods and services to the extent the payment date is scheduled to take place as of July 5,2024.

-

Immediate access to the Foreign Exchange Market to pay transport services related to exports of goods, provided such transport services are part of the agreed upon sale conditions and take place after customs registration of the export.

HORACIO DANIEL MARÍN President

F - 112
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

-

Access to the Foreign Exchange Market without prior BCRA approval to: (i) pay interest accrued as of January 1, 2025; (ii) apply export proceeds to make principal and interest payments under cross-border financial indebtedness that were settled through the Foreign Exchange Market as of April 19, 2024, provided the following conditions are met: (a) the average life of the indebtedness is not less than 3 years; and (b) the first principal payment thereunder is not made before one year has elapsed as from the transfer and settlement of the loan proceeds through the Foreign Exchange Market; and (iii) prepayment of principal and interest under cross-border financial indebtedness more than 3 business days prior to the scheduled maturity, provided the following conditions are met: (a) the access occurs simultaneously with the settlement of a new financial loan granted by a local financial entity based on cross-border credit line disbursed and settled through the Foreign Exchange Market as of April 19, 2024; (b) the average life of the new debt is greater than the average remaining life of the debt being prepaid; and (c) the aggregate principal amount due under the new indebtedness does not exceed the aggregate principal amount due under the debt being prepaid.

Likewise, the BCRA enabled access to the Foreign Exchange Market to make principal or interest payments, in Argentina or abroad, under foreign currency-denominated debt securities issued by resident issuers, to the extent the securities were fully subscribed abroad, all issuance proceeds were settled through the Foreign Exchange Market.

As regards payment of imports of goods with customs entry registration prior to December 13, 2023 and of services provided and/or rendered prior to such date (“debt stock”), resident importers are unable to access the Foreign Exchange Market but were allowed to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, by its acronym in Spanish) for an amount equal to amounts owed under such imports.

Those who had subscribed BOPREAL up to January 31, 2024, for an amount equal to or greater than 25% of their debt stock, may access the Foreign Exchange Market as from February 1, 2024, for the amounts and in compliance with the conditions established in the Foreign Exchange Regulations.

As regards the payment of imports of goods with customs entry registration as of December 13, 2023 and of services provided and/or rendered as of such date, resident importers may access the Foreign Exchange Market without need for prior BCRA approval if, in addition to the requirements applicable in each case, the payment complies with the schedule established in the Foreign Exchange Regulations.

Foreign Currency Access Regime for Incremental Oil Production (“RADPIP”, by its acronym in Spanish) and Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, by its acronym in Spanish)

On May 26, 2022, the Argentine Government issued Decree No. 277/2022, creating the RADPIP and RADPIGN regimes, which provide certain benefits to companies that comply with, among others, the following requirements: (i) be registered with the Register of Oil Companies and be holders of hydrocarbon exploitation concessions; (ii) adhere to these regimes under the terms established by the SE; (iii) obtain an incremental production under the terms defined in the decree; and (iv) comply with the Regime for Promotion of Employment, Work and Development of Regional and National Providers of the Hydrocarbon Industry.

Beneficiaries of the RADPIP and RADPIGN regimes will have, for the percentage of incremental production according to item (iii) above, access to the Foreign Exchange Market without prior approval of the BCRA for the payment of principal of commercial and financial debts, profits and dividends, among others.

Also, the BCRA established the possibility for companies of the energy sector and beneficiaries of Decree No. 277/2022 to subscribe dollar bills payable in pesos at zero rate (“LEDIV”) simultaneously with the liquidation of funds for the financing of imports and pre-financing or advance payments of exports.

HORACIO DANIEL MARÍN President

F - 113
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Export Increase Program

In relation to settlements through the Foreign Exchange Market of funds received from abroad, the BCRA established the following regulations:

-

Communications “A” 7,853 and 7,914: Allowed that the proceeds from exports of certain products related to the hydrocarbon industry, pre-financing and/or post-financing of exports or settlement advances made until October 25, 2023 under the Export Increase Program established by Decree No. 492/2023 and SE Resolutions No. 808/2023 and No. 827/2023, to be used on a 25% for trading securities quoted in foreign currency and payable in pesos and the remaining 75% be settled in the Foreign Exchange Market.

-

Communication “A” 7,867: Allowed that the proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances made until November 17, 2023 under the Export Increase Program established by Decree No. 549/2023, to be used on a 30% for trading securities quoted in foreign currency and payable in pesos and the remaining 70% be settled in the Foreign Exchange Market.

On November 21, 2023, Decree No. 597/2023 was published in the BO, which extended the Export Increase Program set forth under Decree No. 549/2023 until December 10, 2023, and permitted that up to 50% of the proceeds from exports of goods and services, pre-export financings, post-export financings and advance payments be applied to the purchase of securities in foreign currency abroad and their subsequent sale for pesos in Argentina, to the extent the remaining 50% was settled through the Foreign Exchange Market.

On December 13, 2023, Decree No. 28/2023 was published in the BO, which reestablished the Export Increase Program set forth under Decrees No. 549/2023 and No. 597/2023, and permitted that up to 20% of the proceeds from the exports of goods and services, pre-export financings, post- export financings and advance payments be applied to the purchase of securities in foreign currency abroad and their subsequent sale for pesos in Argentina, to the extent the remaining 80% was settled through the Foreign Exchange Market.

RIGI

On August 29, 2024, the BCRA issued Communication “A” 8,099 that regulates the exception to the settlement obligation applicable to proceeds from exports of goods and services for the Single Project Vehicle (“VPU”, by its acronym in Spanish) under the RIGI and, among other provisions, establishes additional requirements for such VPUs to access to the Foreign Exchange Market for outflows of funds. Likewise, it provides that direct investment contributions into the VPU made in kind by means of the delivery of capital goods qualify as having been transferred into Argentina and settled through the Foreign Exchange Market for purposes of the RIGI, to the extent said conditions are met. Communication “A” 8,099 also clarifies that the RIGI foreign exchange benefits cannot be accumulated with other foreign exchange incentives, whether existing or to be created in the future.

Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

On December 13, 2024, the BCRA issued Communication “A” 8,155 that allows exporters that have a project included in the Investment Promotion Regime for the Exploitation of Hydrocarbons established by Decree No. 929/2013 to obtain compliance before the financial entity for the part of the export permit that is covered by “Certificate Decree 929/2013” issued under the provisions of Resolution No. 26/2023 of the SE. See Note 36.d.3).

HORACIO DANIEL MARÍN President

F - 114
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. MAIN REGULATIONS (cont.)

36.i) Decree of Necessity and Urgency (“DNU”, by its acronym in Spanish) No. 70/2023

On December 21, 2023, Decree No. 70/2023 was published in the BO, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (i) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuels signed between oil and gas companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.

Although the DNU No. 70/2023 needs to be debated and ratified by at least one of the chambers of the National Congress, its provisions are effective since December 29, 2023, except for some provisions that have been subject to precautionary measures that suspended their validity. On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023. As of the date of issuance of these consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress, and it is not possible to anticipate the evolution of the modifications set out in such DNU nor the new measures that might be announced nor its impacts.

36.j) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No. 1,057/2024 (“Decree No. 1,057/2024”)

On July 8, 2024, the Bases Law was published in the BO, which introduces several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the National State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 36.a.1), 36.b.1) and 36.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 36.e)); and (vii) a labor and union reform.

On November 28, 2024, Decree No. 1,057/2024 was published in the BO, which regulated various aspects of the Bases Law. See Notes 36.a.1), 36.b.1) and 36.c.1).

36.k) CNV Regulatory Framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2024, the equity of the Company exceeds the minimum equity required by such rules.

HORACIO DANIEL MARÍN President

F - 115
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information in the tables below details the balances with associates and joint ventures as of December 31, 2024, 2023 and 2022:

	2024
	Other receivables			Trade receivables		Investments in financial assets				Accounts payable		Contract assets
	Non-current	Current		Current		Non-current		Current		Current		Current
Joint Ventures:
YPF EE	-	5		4		-		3		43		-
Profertil	-	-	(2)	14		-		-		17		-
MEGA	-	-		50		-		-		1		16
Refinor	-	-		11		-		-		1		-
Y-GEN Eléctrica S.A.U. (1)	-	-		-		-		-		-		-
OLCLP	-	-	(2)	-	(2)	-		-		3		-
Sustentator	-	-		-	(2)	-		-		-		-
CT Barragán	-	-		-		-		-		-		-
OTA	-	-		-	(2)	-		-		2		-
OTC	-	-		-		-		-		-		-

	-	5		79		-		3		67		16

Associates:
CDS	-	-	(2)	1		-		-		-		-
YPF Gas	-	1		20		-		-		1		-
Oldelval	140	4		-	(2)	-		4		13		-
Termap	-	-		-		-		-		3		-
GPA	-	-		-		-		-		4		-
Oiltanking	19	8		-	(2)	-		-	(2)	4		-
Gas Austral	-	-		-	(2)	-		-		-	(2)	-
VMOS	-	17		-		-		-		-		-

	159	30		21		-		4		25		-

	159	35		100		-		7		92		16

	2023
	Other receivables			Trade receivables		Investments in financial assets				Accounts payable		Contract assets
	Non-current	Current		Current		Non-current		Current		Current		Current
Joint Ventures:
YPF EE	-	5		5		4		-		39		-
Profertil	-	-	(2)	15		-		-		15		-
MEGA	-	-		15		-		-		-	(2)	3
Refinor	-	-		12		-		4		1		-
Y-GEN Eléctrica S.A.U. (1)	-	-		-		-		-		-		-
OLCLP	-	-	(2)	-		-		-		2		-
Sustentator	-	-		-		-		-		-		-
CT Barragán	-	-		-		-		-		-		-
OTA	-	-	(2)	-	(2)	-		-		1		-
OTC	-	-		-		-		-		1		-

	-	5		47		4		4		59		3

Associates:
CDS	-	-	(2)	-	(2)	-		-		-		-
YPF Gas	-	1		6		-		-		1		-
Oldelval	43	-		-	(2)	4		-		10		-
Termap	-	-		-		-		-		2		-
GPA	-	-		-		-		-		1		-
Oiltanking	-	-		-	(2)	-	(2)	-		4		-
Gas Austral	-	-		-	(2)	-		-		-	(2)	-
VMOS	-	-		-		-		-		-		-

	43	1		6		4		-		18		-

	43	6		53		8		4		77		3

HORACIO DANIEL MARÍN President

F - 116
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2022
	Other receivables			Trade receivables		Investments in financial assets		Accounts payable		Contract assets
	Non-current	Current		Current		Non-current	Current	Current		Current
Joint Ventures:
YPF EE	-	4		6		-	-	40		-
Profertil	-	-		8		-	-	12		-
MEGA	-	-		43		-	-	1		-
Refinor	-	-		13		-	-	3		-
Y-GEN Eléctrica S.A.U. (1)	-	-		-	(2)	-	-	-		-
OLCLP	-	-	(2)	-		-	-	2		-
Sustentator	-	-		-		-	-	-	(2)	-
CT Barragán	-	-		-		-	-	-		-
OTA	-	-		-		-	-	-	(2)	-
OTC	-	-		-		-	-	-		-

	-	4		70		-	-	58		-

Associates:
CDS	-	-		-	(2)	-	-	-		-
YPF Gas	-	2		9		-	-	3		-
Oldelval	-	18		-	(2)	-	-	10		-
Termap	-	-		-		-	-	3		-
GPA	-	-		-		-	-	2		-
Oiltanking	-	-		-	(2)	-	-	4		-
Gas Austral	-	-		-	(2)	-	-	-	(2)	-
VMOS	-	-		-		-	-	-		-

	-	20		9		-	-	22		-

	-	24		79		-	-	80		-

(1)	Company merged with YPF EE as of January 1, 2023.
(2)	The registered amount is less than 1.

HORACIO DANIEL MARÍN President

F - 117
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information in the table below details the transactions with associates and joint ventures as of December 31, 2024, 2023 and 2022:

	2024						2023						2022
	Revenues		Costs and expenses		Net interest income (loss)		Revenues		Costs and expenses		Net interest income (loss)		Revenues		Costs and expenses		Net interest income (loss)
Joint Ventures:
YPF EE	25		110		-	(2)	24		115		1		33		126		-
Profertil	100		121		-	(2)	73		135		-	(2)	76		208		-
MEGA	362		10		-	(2)	256		3		1		242		-	(2)	-	(2)
Refinor	68		11		2		94		22		-	(2)	142		35		-	(2)
Y-GEN Eléctrica S.A.U. (1)	-		-		-		-		-		-		-	(2)	-		-
OLCLP	1		14		-		1		13		-		1		11		-
Sustentator	-	(2)	-	(2)	-		1		-	(2)	-		-		-	(2)	-
CT Barragán	-	(2)	-		-		-	(2)	-		-		-	(2)	-		-
OTA	-	(2)	20		-		-	(2)	8		-		-	(2)	3		-
OTC	-		-	(2)	-		-		3		-		-		-		-

	556		286		2		449		299		2		494		383		-

Associates:
CDS	1		-		-	(2)	-	(2)	-		-		-	(2)	-		-	(2)
YPF Gas	67		3		-	(2)	52		6		1		77		9		-	(2)
Oldelval	1		62		-	(2)	-	(2)	60		-	(2)	1		50		-	(2)
Termap	-		23		-		-		22		-		-		21		-
GPA	-		21		-		-		16		-		-		17		-
Oiltanking	-	(2)	30		-		-	(2)	26		-		-	(2)	28		-
Gas Austral	3		-	(2)	-		3		-	(2)	-	(2)	5		-	(2)	-
VMOS	-		-		-		-		-		-		-		-		-

	72		139		-		55		130		1		83		125		-

	628		425		2		504		429		3		577		508		-

(1)	Company merged with YPF EE as of January 1, 2023.
(2)	The registered amount is less than 1.

HORACIO DANIEL MARÍN President

F - 118
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)					Transactions
		Receivables / (Liabilities)					Income / (Costs)
Clients / Suppliers	Ref.	2024		2023		2022	2024		2023		2022
SE	(1) (16)	20		23		72	150		195		192
SE	(2) (16)	6		2		9	6		6		15
SE	(3) (16)	-	(18)	-	(18)	1	-		-		-
SE	(4) (16)	5		4		7	10		7		8
SE	(5) (16)	7		8		38	-		-		-
Secretariat of Transport	(6) (16)	-	(18)	2		8	3		25		51
ARCA	(7) (16)	-		20		38	-		83		52
Secretariat of Industry	(8) (16)	-		-		-	-		-	(18)	2
CAMMESA	(9)	80		59		109	443		374		403
CAMMESA	(10)	(2)		(3)		(4)	(46)		(49)		(26)
ENARSA	(11)	67		25		71	223		141		130
ENARSA	(12)	(68)		(62)		(97)	(63)		(52)		(30)
Aerolíneas Argentinas S.A.	(13)	27		43		89	319		383		416
Aerolíneas Argentinas S.A.	(14)	-	(18)	-		-	-	(18)	(1)		(2)
Agua y Saneamientos Argentinos S.A.	(15)	-		2		10	-		-		-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 36.d.1).
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 36.d.2).
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods.

(4)	Compensation for the lower income that Natural Gas Distribution Service by Networks licensed companies receive from their users for the benefit of Metrogas. See Note 36.c.3).
(5)	Compensation by Decree No. 1,053/2018. See Note 36.c.1).
(6)

Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(7)	Benefits of the RIAIC. See Note 36.f.3).
(8)

Incentive for domestic manufacturing of capital goods, for the benefit of AESA, through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution service.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(15)	Sale of assets classified as “Assets held for sale”.
(16)	Income from incentives recognized according to IAS 20. See Note 2.b.12) “Income from Government incentive programs” section.
(17)	Do not include, if applicable, the provision for doubtful trade receivables.
(18)	The registered amount is less than 1.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

Also, as of December 31, 2024, the Group holds Bonds of the Argentine Republic 2029, 2030 and 2038, BCRA bonds (BOPREAL), bills and bonds issued by the National Government identified as investments in financial assets (see Note 15).

Likewise, the Company indirectly holds 100% of the capital stock of Compañía de Desarrollo no Convencional S.R.L. (“CDNC”) and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities, and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

HORACIO DANIEL MARÍN President

F - 119
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.

In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.

During fiscal years 2024, 2023 and 2022, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 508, 453 and 442, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2024, 2023 and 2022 amounts to 63, 38 and 46, respectively.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the WEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the WEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Government to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of December 31, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 40 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) “Impairment of financial assets” section), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 26 and 8, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2024, 2023 and 2022:

	2024	2023		2022
Short-term benefits (1)	28	10		13
Share-based benefits	30	1		1
Post-retirement benefits	1	-	(2)	1
Termination benefits	-	3		6

	59	14		21

(1)	Does not include social security contributions of 6, 2 and 3 for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)	The registered amount is less than 1.

In relation to the compensation accrued corresponding to the key personnel of YPF’s administration and considering the unification of the positions of President and CEO, approved by the Shareholder Meeting of January 26, 2024, the Company reorganized the structure and positions dependent on the President and CEO, restructuring the Executive Committee’s Vice Presidencies (“VPs”) into 14, including the re-categorization of 3 Executive Managers Departments as VPs and removing 11 advisors.

HORACIO DANIEL MARÍN President

F - 120
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

In addition, the Company performed an external benchmark analysis of the Board of Directors’ fees and compensation of first-line executives. The conclusions were presented to the Compensation and Nomination Committee and, as a result, the components of the total compensation package were aligned with YPF’s strategic plan and market standards for local and international listed companies of similar magnitude.

As detailed in Note 38, a “Value Generation Plan” applicable to eligible members of YPF’s Management and a variable compensation based on results (“CVR”) which applies to 100% of the Company’s employees, with the exception of the President and CEO and commercial agents, were implemented.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Retirement plan

Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to a mutual fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or implied obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

The amount charged to expense related to the Retirement plan was 4, 3 and 4 for the years ended December 31, 2024, 2023 and 2022, respectively.

Short-term benefit programs

The Group has short-term benefit cash payment programs applicable to certain employees. These programs are mainly based on the fulfillment of VPs and unit objectives and may be increased based on individual performance. They are calculated considering the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable compensation program based on the Group’s results (“CVR”, by its acronym in Spanish) was implemented, to be paid whenever these results are positive.

The amount charged to expense related to the short-term benefit programs was 154, 111 and 122 for the years ended December 31, 2024, 2023 and 2022, respectively.

Share-based benefit plans

From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the period defined in the plan (period of up to 3 years from the grant date, “service period”), being this the only necessary condition to access the agreed final retribution.

HORACIO DANIEL MARÍN President

F - 121
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Consistent with and with similar characteristics to share-based benefit plans approved in previous years, the Company’s Board of Directors:

-	At its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019.

-	At its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

-	At its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

-	At its meeting held on September 15, 2022, approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

-	At its meeting held on August 16, 2023, approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.

-	At its meeting held on August 7, 2024, approved the creation of a new shared-based benefit plan for 2024-2027 effective for 3 years from August 1, 2024.

Moreover, the 2019-2022 Plan was supplemented with an additional U.S. dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.

Also, it was defined that the 2021-2024 Plan would be paid in cash. Such change in the conditions of the plan does not have any significant effects.

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

As of December 31, 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 28.6 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

The amount charged to expense in relation with Value Generation Plan was 33, for the fiscal year ended December 31, 2024.

Note 2.b.11) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

HORACIO DANIEL MARÍN President

F - 122
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2024, 2023 and 2022, is as follows:

Plan 2019 - 2022

	2024	2023	2022
Amount at the beginning of the fiscal year	-	-	258,904
- Granted	-	-	-
- Settled	-	-	(192,225)
- Expired	-	-	(66,679)

Amount at the end of the fiscal year (1)	-	-	-

Expense recognized during the fiscal year	-	-	-	(2)
Fair value of shares on grant date (in U.S. dollars)	-	-	9.97

(1)	The life of the plan in 2022 was 7 months.
(2)	Registered value less than 1.

Plan 2020 - 2023

	2024	2023		2022
Amount at the beginning of the fiscal year	-	350,796		681,529
- Granted	-	-		-
- Settled	-	(271,817)		(308,298)
- Expired	-	(78,979)		(22,435)

Amount at the end of the fiscal year (1)	-	-		350,796

Expense recognized during the fiscal year	-	-	(2)	1
Fair value of shares on grant date (in U.S. dollars)	-	4.75		4.75

(1)	The life of the plan in 2023 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2022.
(2)	Registered value less than 1.

Plan 2021 - 2024

	2024	2023	2022
Amount at the beginning of the fiscal year	478,097	818,823	1,252,400
- Granted	-	50,037	-
- Settled	(394,359)	(367,371)	(418,598)
- Expired	(83,738)	(23,392)	(14,979)

Amount at the end of the fiscal year (1)	-	478,097	818,823

Expense recognized during the fiscal year	5	17	6
Fair value of shares at each year-end (in U.S. dollars) (2)	27.70	20.42	17.69

(1)	The life of the plan in 2024 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2023, and between 7 and 19 months as of December 31, 2022.
(2)	The plan was defined to be paid in cash.

Plan 2022 - 2025

	2024	2023	2022
Amount at the beginning of the fiscal year	641,161	962,150	-
- Granted	890	69,176	962,150
- Settled	(301,392)	(320,649)	-
- Expired	(43,323)	(69,516)	-

Amount at the end of the fiscal year (1)	297,336	641,161	962,150

Expense recognized during the fiscal year	2	2	1
Fair value of shares on grant date (in U.S. dollars)	6.67	6.67	6.67

(1)

The average remaining life of the plan is 8 months as of December 31, 2024, whereas the remaining life of the plan was between 8 and 20 months as of December 31, 2023, and between 8 and 32 months as of December 31, 2022.

HORACIO DANIEL MARÍN President

F - 123
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2023 - 2026

	2024		2023	2022
Amount at the beginning of the fiscal year	720,368		-	-
- Granted	48,785	(2)	778,756	-
- Settled	(260,960)		(7,473)	-
- Expired	(72,018)		(50,915)	-

Amount at the end of the fiscal year (1)	436,175		720,368	-

Expense recognized during the fiscal year	3		1	-
Fair value of shares on grant date (in U.S. dollars)	14.63		14.63	-

(1)	The average remaining life of the plan is between 8 and 20 months as of December 31, 2024, whereas the average remaining life of the plan was between 8 and 32 months as of December 31, 2023.
(2)	Includes an allocation of 47,650 shares with settlement upon plan expiration.

Plan 2024 - 2027

	2024	2023	2022
Amount at the beginning of the fiscal year	-	-	-
- Granted	1,002,892	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year (1)	1,002,892	-	-

Expense recognized during the fiscal year	2	-	-
Fair value of shares on grant date (in U.S. dollars)	18.14	-	-

(1)	The average remaining life of the plan is between 8 and 32 months as of December 31, 2024.

HORACIO DANIEL MARÍN President

F - 124
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024, 2023 AND 2022

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

39. SUBSEQUENT EVENTS

On January 2, 2025, the Company announced an offer to purchase the Class XXXIX NO due July 2025 issued under the 2008 MTN Program for a total principal amount of 757 at a price equal to the principal plus a premium and unpaid accrued interest. Having received and accepted purchase orders for 315, on January 17, 2025, 42% of the amount of such NO was fully paid.

On January 17, 2025, the Company issued in the international market the Class XXXIV NO due January 2034 for a nominal amount of 1,100 at a rate of 8.25%. The principal amount will be amortized in 3 consecutive annual installments of 30% in January 2032 and 2033 and 40% in January 2034.

On January 18, 2025, the Company announced the repurchase of the remaining Class XXXIX NO at a price equal to the principal amount plus a premium and unpaid accrued interest. The repurchase became effective on February 18, 2025 and thus, the Company cancelled all of the Class XXXIX NO.

On February 27, 2025, the Company issued in the local market the Class XXXV and Class XXXVI NO for 140 maturing on February 27, 2027, and 59 maturing on August 27, 2025, respectively. The Class XXXV NO accrue interest quarterly at a fixed annual rate of 6.25% and the Class XXXVI NO accrue and pay interest at maturity at a fixed rate of 3.50%.

As of the date of issuance of these consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the fiscal year ended as of December 31, 2024, should have been considered in such financial statements under IFRS.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 6, 2025.

HORACIO DANIEL MARÍN President